UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[ X ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________

OR

[     ]

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number_____________________________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report _____________________________

China Education Resources Inc.

(formerly China Ventures Inc.)

_________________________________________________________________

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

_________________________________________________________________

(Jurisdiction of incorporation or organization)

1118 Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

__________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

___________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable_____________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of March 2, 2006:  35,333,584 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ___

No ___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ___

No ___

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

No

Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

China Education Resources Inc.

FORM 20-F

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to the following:

•

Our limited operating history and history of losses;

•

Our need for cash flow from our operations and need for additional capital to expand our operations;

•

Our dependence on key personnel, the Ministry of Education and various Provincial and Municipal Education Commissions in China and printing companies in China.

•

Risks involving development of products and services for the Chinese educational market;

•

Risks related to the development of our educational internet portal and acceptance of our portal by the Ministry of Education;

•

Our ability to compete effectively with competitors that have greater financial, marketing and other resources;

•

Our ability to manage our planned growth and integrate new business opportunities into our existing operations;

•

Our ability to protect our intellectual property rights and proprietary products;

•

Risks related to government regulation of the Chinese educational system and the distribution of textbooks;

•

Risks related to economic and political factors that could affect the Chinese educational markets for our products and services;

•

Our dependence on authors for our textbooks and educational materials; and

•

Other risks and uncertainties described under “Risk Factors” in this registration statement.

Our management has included projections and estimates in this registration statement, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information that is publicly available.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

NOTICE TO READERS

Effective December 16, 2004, we changed our name from China Ventures Inc. to China Education Resources Inc. and effected a five (old) for one (new) share consolidation of our issued and outstanding common shares.  Immediately prior to the share consolidation, we had 152,902,460 common shares issued and outstanding.  After giving effect to the share consolidation, our issued and outstanding common shares consisted of 30,580,492 shares.  Fractional shares were rounded down to nearest whole share.  Information contained in this registration statement gives retroactive effect to the share consolidation.  As of March 2, 2006, our issued and outstanding common shares consisted of 35,333,584 shares.

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in United States Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.  Reference is made to Note 18 in our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

Unless the context otherwise requires, “we”, “us”, “our”, and “the Company” refers to China Education Resources Inc. and our subsidiaries.  “China Education” refers to China Education Resources Inc.

FOREIGN ISSUER

We, China Education Resources Inc., are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and in Rule 405 under the Securities Act of 1933, as amended.  Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Securities Exchange Act of 1934, as amended pursuant to Rule 3a12-3.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and senior management

As of March 1, 2006, the members of our Board of Directors are as follows:

Name	Position	Business Address
C.F. Zhou	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Wang Li	Director	10th floor, Prime Tower 22 Chaoyangmen Wai Dajie Beijing 100020 PR China
William Chang	Director	The Westlake Group, Westlake Global Management 9th floor, The Westlake Building, 520 El Camino Real San Mateo CA 94402-1722
William Calvin	Director	PricewaterhouseCoopers LLP 700-250 Howe Street Vancouver, BC V6C 3S7
Jeffrey Munks	Director	1840 Laguna Del Campo Templeton, CA 93465

As of March 1, 2006 the names and titles of our senior officers are as follows:

Name	Titles	Business Address
C.F. Zhou	Chairman	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	President Acting Principal Financial Officer	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2

See “Item 6.  Directors, Senior Management and Employees” for additional information.

B.       Advisors

Our principal legal advisor in Canada is Fraser Milner Casgrain LLP.

Our principal legal advisor in the United States is Dorsey & Whitney LLP.

C.     Auditors

Ernst & Young LLP, Chartered Accountants, of  23rd floor-700 West Georgia Street, Vancouver, British Columbia, Canada, has served as our independent auditor for the year ended December 31, 2004.  Prior to our engagement of Ernst & Young LLP, our independent auditor was MacKay LLP, Chartered Accountants, of 1100-1177 West Hastings Street, Vancouver, British Columbia, Canada; MacKay LLP served as our independent auditor for the years ended December 31, 2003 and 2002.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We, China Education Resources Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China.  Through our subsidiaries in China, CEN Smart Networks Ltd. (“CEN Smart”) and Today’s Teachers Technology & Culture Ltd. (“TTTC”), we develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring Northern Education Books Ltd. (“NEB”), a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach.  We realized that the reform would create demand for new curriculum, updated textbooks and educational tools. In 2003, we began developing an internet portal, www.CERSP.com, which is designed to be a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents.  The portal is designed to enable these groups to access the new curriculum endorsed by the Ministry of Education and created by various levels of government and leading academic experts.

This curriculum reform is being mandated by the Ministry of Education and executed through its Curriculum Development Center (CDC), the leading authority for curriculum development for the kindergarten to grade 12 segment.

Our portal is being co-developed by us and the CDC.

Our corporate objective is to own and operate the leading education portal in China.

We are a corporation organized under the predecessor to the Business Corporations Act of British Columbia.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHN.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaeducationresources.com. Information contained on our website does not form part of this registration statement.

A.      Selected Financial Data.

This data is derived from our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  There are material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) as is applicable to the financial information disclosed or summarized herein.  All figures are in U.S. Dollars unless otherwise stated.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in US Dollars, see “Currency and Exchange Rates”), including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.  Reference is made to Note 18 in our audited consolidated financial statements for the year ended December 31, 2004, 2003 and 2002 for an explanation of all material differences between Canadian GAAP and U.S. GAAP. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.   The quarterly financial information provided is unaudited and has not been subject to a SAS 100 review.

Selected financial data for the years ended December 31, 2001 and 2000 have been omitted as such information cannot be provided without unreasonable effort and expense.

Unless otherwise indicated, there are no material differences between the selected financial data presented below under Canadian GAAP and U.S. GAAP.

	Fiscal Period Ended (in thousands of dollars)
Canadian GAAP	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2005 ($000)	2004 ($000)	2005 ($000)	2004 ($000)	2004 ($000)	2003 ($000)	2002 ($000)
Income Statement Data:
Revenue
Sales	$ 4,736.8	$ 3,490.3	$ 3,880.0	$ 1,866.1	$ 6,541.3	$ 5,936.4	$ 2,051.2
Cost of Sales	3,142.5	2,165.5	2,124.5	921.3	4,551.2	4,043.4	1,029.6
Gross Profit	1,594.2	1,324.8	1,755.4	944.7	1,990.1	1,893.0	980.9
Expenses	1,073.9	1,128.0	281.6	627.5	1,784.0	1,697.3	986.4
Net Profit (loss) for the period	345.1	(18.3)	1,132.3	317.2	(561.8)	(150.9)	(779.8)

Net Profit (loss) per share	0.011	(0.001)	0.035	0.011	(0.02)	(0.01)	(0.03)

	Fiscal Period Ended
U.S. GAAP	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2005 ($000)	2004 ($000)	2005 ($000)	2004 ($000)	2004 ($000)	2003 ($000)	2002 ($000)
Income Statement Data:
Revenue
Sales	$ 4,736.8	$ 3,490.3	$ 3,880	$ 1,866.1	$ 6,541.3	$ 5,936.4	$ 2,010.5
Cost of Sales	3,142.5	2,165.5	2,124.5	921.3	4,551.2	4,043.4	1,029.6
Gross Profit	1,594.2	1,324.8	1,755.4	944.7	1,990.1	1,893.0	980.9
Expenses	1,254.3	1,471.9	628.3	628.2	2,643.7	2,193.0	986.4
Net Profit (loss) for the period	339.9	(147.1)	1,127.1	316.5	(653.6)	(300.0)	(779.8)

Net loss per share	0.011	(0.005)	0.035	0.011	(0.02)	(0.01)	(0.032)

Canadian GAAP	As at		As at
	September 30		December 31
	2005 ($000)	2004 ($000)	2004 ($000)	2003 ($000)	2002 ($000)
Balance Sheet Data
Current Assets	$ 6,055.1	$ 4,450.7	$ 4,416.7	$ 2,179.0	$ 629.7
Current Liabilities	4,648.9	2,570.1	3,750.9	1,299.3	1,615.5
Working Capital (Deficiency)	1,406.2	1,880.6	665.8	879.7	(985.8)
Total Assets	11,191.6	8,340.3	8,755.9	5,760.5	3,249.1

Long Term Obligations	0	39.7	0	59.9	236.6
Shareholders Equity	5,584.3	4,880.3	4,290.6	3,847.8	1,118.7
Number of Shares	32,769,147	29,431,840	30,580,142	28,390,098	25,370,366

U.S. GAAP	As at		As at
	September 30		December 31
	2005 ($000)	2004 ($000)	2004 ($000)	2003 ($000)	2002 ($000)
Balance Sheet Data
Current Assets	$ 6,055.1	$ 4,450.7	$ 4,416.7	$ 2,179.0	$ 629.7
Current Liabilities	4,648.9	2,570.1	3,750.9	1,299.3	1,615.5
Working Capital (Deficiency)	1,406.2	1,880.6	665.8	879.7	(985.8)
Total Assets	10,945.6	8,062.7	8,515.1	5,611.4	3,249.1

Long Term Obligations	0	39.7	0	59.9	236.6
Shareholders Equity	5,338.3	4,602.7	4,049.8	3,698.8	1,118.7
Number of Shares	32,769,147	29,431,840	30,580,142	28,390,098	25,370,366

CURRENCY AND EXCHANGE RATES

The table below sets out the average exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”) (based on the average of the exchange rates on the last day of each month in such periods) for the following periods.

	U.S. Dollars Per Canadian Dollar

	Three Months Ended September 30		Nine Months Ended September 30		Year Ended December 31
	2005	2004	2005	2004	2005 2004	2003	2002	2001	2000
Average for the period	1.1823	1.2991	1.2157	1.2908	1.1656 1.3015	1.4015	1.5704	1.5484	1.4982

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”) for each of the following months.

	For the month of
	Sept. 2005	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006

High for the period	1.1880	1.1907	1.1960	1,1736	1.1691	1.1577
Low for the period	1.1607	1.1656	1.1656	1.1507	1.1436	1.1379

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on March 1, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8798 (US$1.00 = Cdn$1.1365).  Unless otherwise indicated, all references in this Registration Statement are to Canadian Dollars.

B.      Capitalization and indebtedness.

 The following table sets forth our consolidated capitalization under Canadian GAAP in U.S. dollars as at September 30, 2005 and December 31, 2004:

	September 30, 2005	December 31, 2004
	unaudited	audited
Short-term debt	US$4,648.9	US$3,750.9
Long-term debt	0	0
Total indebtedness	4,648.9	3,750.9
Shareholders’ equity
Share capital – Common Shares	22,084.8	21,261.7

Contributed surplus	489.0	363.5

Deficit accumulated during the development stage	16,954.3	(17,299.4)

Total shareholders’ equity	5,584.3	4,290.6

Total capitalization at net book value	11,191.6	8,755.9

Number of shares issued	32,769,147	30,580,142

C.      Reasons for the offer and use of proceeds.

Not Applicable.

D.      Risk factors.

In addition to other information in this Registration Statement, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward – looking statements.

We have a history of losses and anticipate that we may continue to incur losses for the foreseeable future.

We have incurred a net loss of $561,821 for the year ended December 31, 2004 [2003 - $150,929] and at December 31, 2004 has an accumulated deficit of $17,299,404 [2003 - $16,737,583]. Our future business plan includes the further development and operation of an internet education portal, as well as our traditional education textbook business. Our ability to continue as a going concern is in substantial doubt and is dependant upon maintaining profitability of the traditional education textbook business, the successful completion of the development of our internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on our ability to obtain necessary financing to fund our future business plan. The outcome of these matters cannot be predicted at this time. The financial statements do not include adjustments to the accounts and classifications of assets and liabilities that might be necessary should the company be unable to continue its operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses from operations of $561,821, $150,929 and $779,764for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, and realized a gain of $345,088 for the nine months ended September 30, 2005.  As of December 31, 2004 and September 30, 2005, we had a cumulative net loss from operations of $17,299,404 and $16,954,316, respectively.

Our efforts to date are focused on distributing textbooks in China. We have plans to fund development of our textbook business and CERSP, our web-based educational portal in China.   We do not expect to be profitable until we can generate sufficient revenue from these projects.  We may incur additional losses during the year ending December 31, 2006, and beyond.

In the past, we have defaulted and negotiated extensions on short-term note obligations, which are secured by our assets.  If we default on these secured notes and are unable to negotiate an extension the lender may fore-close on our assets.

On March 16, 2004, we executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. We were deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any of our real, personal, tangible or intangible assets and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, we have agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. On December 20, 2005, the Company repaid the loan.

We depend upon our subsidiaries in China and their affiliates to conduct our business in China.

In the Chinese education industry, contracts are not often made with non-Chinese entities.  As a result, China Education Resources Inc., does not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  TTTC has sold educational products to education commissions in China for the past 12 years and has an established reputation as a provider of quality educational products.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, our material agreements in China are entered into by our Chinese subsidiaries and all of our Chinese operations are conducted by our Chinese subsidiaries.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

We and our affiliates and agents may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China.  China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.  The inability to enforce or obtain a remedy under the foregoing agreements would have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations which restrict the scope of our business and could have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations, including, without limitation, restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We are not aware that any of our agreements, our current organizational structure or our proposed organizational structure is in violation of any Chinese governmental requirements or restrictions, explicit or implicit.  However, there can be no assurance that we are in compliance now, or will be in the future.  Moreover, operating in China involves a high risk that restrictive rules and regulations could change.  Indeed, even changes of personnel at certain ministries of the Chinese government could have a severe negative impact on us.  The determination that our structure or agreements are in violation of Chinese governmental rules or regulations would have a material adverse impact on us, our business and on our financial results.

We expect to have significantly increased operating expenses and capital expenditures in the future to support new product development and services, which will require additional capital that we currently do not have.

We are committed to developing our textbook business and CERSP, our web-based educational portal.  We anticipate that we will require additional funding to finance the expansion of our operations.  We estimate that we will invest approximately $1,000,000 developing our textbook business and $7,500,000 developing CERSP over the next two and a half years, $1,600,000 of which is anticipated to be spent in 2006.

In the past, we have funded our operations internally and through equity financing.  We raised $1,638,000 in cash by issuing common shares during the year ended December 31, 2003, and $632,760 in cash by issuing common shares during the year ended December 31, 2004.  We anticipate that we will be dependent upon continued access to financing sources to meet our capital requirements. We cannot make any assurance financing will be available on commercially reasonably terms, if at all.  The result of any such financings may be to substantially dilute the holdings of shareholders and could have a negative impact on the market price of our common stock.

On December 20, 2005, we raised $2,051,500 in cash by issuing common shares.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreases.

We derive a significant portion of our net sales from the sales of textbooks, educational materials and examination guides targeted at grades 1-12 in China.  We develop textbooks for narrowly focused subjects such as Psychology, Ecology, IT and Kindergarten curriculum.  Therefore, we are substantially dependent upon the sale of books to these markets.  Our business would suffer if consumption of these products decreased, if these products became obsolete or if competitors develop similar products.  Our business could be adversely affected by factors such as changes in the funding of large institutional users of books such as elementary, middle and high schools.

Our business is subject to seasonal and cyclical fluctuations in sales.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

We depend on certain key personnel to manage our business effectively.

Our success depends on the management skills of C.F. Zhou, our Chairman, and Ronald Shon, our President and Acting Principal Financial Officer, and the relationships they have with educators, administrators and other business contacts they have in China.  We also depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in China.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially in adversely affect our business, prospects and financial condition.

We do not maintain key persons insurance on these individuals.  The loss of either Mr. Zhou or Mr. Shon will delay our ability to implement our business plan and will adversely affect our business.

We have only begun the process of developing the technology for our new web-based educational portal that will allow us to provide electronic delivery of information via the Internet.

We are in the process of developing our new web-based educational portal.  We have not yet developed all of the technology that we have planned for the portal.  We may face the following technical and security concerns in developing our portal:

•

corruption of content with viruses or other means;

•

safety of end users computer systems;

•

ability to deliver our products in a timely and consistent manner;

•

lack of an adequate payment mechanism through which our customers can pay us

While we are currently developing software and systems to address such technical and security concerns, we cannot guarantee that we will complete such development in a timely and efficient manner.  If our systems are ineffective, we may be unable to launch our new web-based educational portal, which we believe is a critical component to our business and growth strategy.

We may not be successful in protecting our intellectual property and proprietary rights.

We rely on authors and educators to develop our textbook and educational curriculum products.  These products are primarily protected by copyrights.  Our proprietary software products are primarily protected by trade secret laws.  We execute agreements with our authors and confidentiality and non-disclosure agreements with our software development employees and contractors.  We limit access to and distribution of our proprietary information and source code.  On October 27, 2001, China's National People's Congress passed new copyright laws that specifically cover software and significantly expanded the rights of copyright owners.  We do not know what impact, if any, these new laws will have on our relationships with our authors.

Our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. We have adequately protected our proprietary technology, and we will take all appropriate and reasonable legal measures to protect it, a competitor's use of our processes could have a material adverse effect on our business, financial condition and results of operations.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor of textbooks and related educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend.  We do not carry general liability insurance that would cover any potential or actual claims.

The launch of any suit against us or any of our affiliates, successful or unsuccessful, could require us to suspend or discontinue the distribution of textbooks or require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of numerous licenses to conduct our business in China.

We are dependent upon numerous licenses in China, including, without limitation, general business licenses, and  an education service provider license to conduct our business.  While we believe that all steps necessary to maintain these licenses have been taken and will be taken, the loss or failure to obtain renewals of these licenses will have a material adverse impact on our business and financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many Chinese schools, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational portal.  In addition, provincial and local Chinese governments may not have the funds to support the implementation of a curriculum using our educational products, which currently focus on Psychology and English.  Accordingly, we may not be able to sell our products and services to schools in certain areas of China until they are able to procure the necessary funding, which may substantially inhibit our growth.

The lack of teachers trained in the use of our products may inhibit schools from using them.

In order to use our textbooks, products and services, appropriate teacher's training is necessary. Accordingly, we are and will continue to offer training in seminars through our branch offices.  However, we may not have the necessary resources to provide training for all teachers and their needs.  Schools that do not receive training cannot effectively use our curriculum, textbooks, products and services and are unlikely to purchase them.  The failure to increase teacher training could have a material adverse impact on the growth prospects of our business.

We face competition in each of our lines of businesses.

Many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese educational market place.  We may be unsuccessful in our attempts to compete, which would have a material adverse impact on our business and financial conditions.

We are a foreign corporation and most of our officers and directors are resident outside the United States, which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.

China Education Resources Inc. is incorporated under the laws of the Province of British Columbia, Canada and most of our directors and officers are residents in jurisdictions outside the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in China by a Chinese court.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We face the risk that changes in the policies of the Chinese government could have significant impacts upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals.  Policies of the Chinese government can have significant effects on the economic conditions of China.  The Chinese government has confirmed that economic development will follow a model of market economy under socialism.  Under this direction, we believe that the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.  A change in the trend towards economic liberalization may materially affect our business, prospects and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth.

An outbreak of Severe Acute Respiratory Syndrome (“SARS”) may adversely affect our results of operations.

 In March 2003, Guangdong Province of China, Hong Kong, Singapore, Taiwan and several other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia.  In the future, if any of our employees or students is suspected to have contracted SARS, under certain circumstances such employees, students and affected areas of our premises may have to be quarantined.  As a result, we may have to temporarily suspend all or part of our operations.  Furthermore, a future outbreak of SARS may negatively impact our ability to effectively market our products and services.  We cannot rule out the possibility of a future outbreak or predict the effect any such future outbreak could have on our business.

Regulation of the Internet by the Chinese government could affect our ability to operate in China as well as our profitability.

China regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector and the existence and enforcement of content restrictions on the Internet.  Our web-based educational portal initiative must comply with Chinese laws and regulation.  There are, however, substantial uncertainties regarding the proper interpretation of current Chinese Internet laws and regulations.

Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include, without limitation, the following:

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a prohibition of foreign investment in businesses providing value added telecommunication services including computer information services or electronic mailbox services, may be applied to Internet related businesses which would adversely affect our web-based educational portal. Some officials of the Ministry of Information have taken the position that foreign investment in the Internet sector is prohibited.

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The Ministry of Information has stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, they could severely impair our business.

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The Ministry of Information has stated recently that the activities of Internet content providers are also subject to regulations by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offering by companies engaged in the Internet sector in China.

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The interpretation and application of existing Chinese laws and regulations, the stated position of the Ministry of Information and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investment in the Internet sector, and the business activities of Chinese Internet businesses, including our business.

Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations. It is also possible that new laws and regulations governing the Chinese Internet sector will prohibit or restrict foreign investment in our proposed businesses and operations, affect other aspects of our proposed businesses and operations or require governmental approvals. In addition, these new laws and regulations may be retroactively applied to us.  If the relevant Chinese authorities find us to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

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levying fines;

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revoking our business and other licenses;

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requiring that we restructure our ownership or operations; and

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requiring that we discontinue any portion or all of our Internet related business.

Any of these actions could have a material adverse impact on our business and financial condition.

We are subject to currency exchange rate risks and limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “Chinese Renminbi”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the Yuan convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange Yuan into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the Yuan funds.  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

There can be no assurance that the Yuan relative to other currencies will not be volatile or that there will be no devaluation of the Yuan against other foreign currencies, including the U.S. dollar.  We do not currently engage in currency hedging transactions.

We are subject to uncertainty related to the tax systems in China.

Through our subsidiaries, we conduct a significant amount of our business in China.  China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent.  Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.  Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. There can be no assurance that we will be able to raise the required financing or control and manage this future growth.

We do not carry fire, theft or liability insurance.

Due to budgetary concern and the nature of our business and assets, our management has determined not to maintain fire, theft or liability insurance at this time. There can be no assurance that any insurance coverage will be available to us in the future to cover losses or liability should we determine to obtain such insurance.  Should any of these events occur (fire or theft), we may suffer substantial losses in the absence of insurance.

A significant amount of our common stock is reserved for issuance upon the exercise or conversion of outstanding securities; the issuance of such stock could significantly dilute the percentage ownership of our stock by existing stockholders and depress the market value of our stock.

As of March 1, 2006, we had the following convertible securities outstanding:

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3,217,400 options to purchase our common stock with exercise prices ranging from CDN$0.60 to CDN$1.05 ($0.48 to $0.84).

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3,422,395 warrants to purchase our common stock with exercise prices ranging from CDN$0.65 to CDN$1.50 ($0.52 to $1.30).

If the holders of these instruments convert them into our common stock, it will dilute the percentage ownership interest of current shareholders. It may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Our operating results have fluctuated and may continue to fluctuate widely.

Our business is a seasonal business with the bulk of the revenues occurring in the 3rd and 4th quarters as students commence the new school term.  Our business is growing at a very rapid pace.  Quarterly and annual operating results have varied widely in the past and may continue to do so in the future.  Fluctuations in quarterly and annual results may adversely impact management's ability to accurately project the available revenue necessary for growing sales and revenue through internal funding.  Because we have a limited operating history and future operating results may be below the expectations of securities analysts and investors, the market price of our common stock may decline.

We have never paid cash dividends and are not likely to so in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

There is currently no trading market for our common shares in the United States.

Our common shares are quoted on the TSX Venture Exchange and therefore have only a limited trading market.  We do not know if a more active trading market will ever develop. Investors may be unable to sell their shares due to our limited trading market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other industry related companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended December 31, 2005 ranged between $0.385 CDN and $0.92 CDN and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

We have made a number of investments which may or may not have been realized.

We have made a number of investments in textbook development and distribution areas.  (For more detail, please see pages 20 to 23.)  There is no guarantee that these investments will be realized and if so could result in a writedown of the investment.

Our ability to continue as a going concern is dependant upon maintaining the profitability of the traditional textbook business.

Our future business plan includes the operation of an internet education portal, as well as our traditional education textbook business.  Our ability to continue as a going concern is dependant upon our maintaining profitability of our traditional education textbook business, the successful completion of our internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and our ability to obtain necessary financing to fund our future business plan.  The outcome of these matters cannot be predicted at this time.

ITEM 4. INFORMATION ON THE COMPANY

We, China Education Resources Inc., are focused primarily on the distribution and development of educational and training materials in China.  While continuing to build and expand our traditional textbook business, our corporate objective is to own and operate the leading educational portal in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China.

A.      History and Development of our Company.

We are a corporation organized under the predecessor to the Business Corporations Act of British Columbia.  We were incorporated as Copper Mountain Mines Ltd. on August 27, 1997.

Effective on March 31, 2000, Copper Mountain Mines Ltd. amalgamated with International Skyline Gold Corporation, and we continued as the amalgamated company under the name Copper Mountain Mines Ltd.

Effective July 25, 2000, we acquired CEN China Education Network Ltd., a private company engaged in providing educational services in China, through a plan of arrangement.  In connection with the plan of arrangement, we changed our name to China Ventures Inc.

Effective December 16, 2004, we changed our name to China Education Resources Inc. and effected a five (old) for one (new) common share consolidation.  Information contained in this registration statement gives retroactive effect to the share consolidation.

Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHN.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaeducationresources.com.  Information contained on our website does not form part of this registration statement.

Our Material Business and Corporate Acquisitions

We are involved in the development and distribution of educational products and related services in China.  We have been operating in China since 1997 and until recently managed businesses in education, technology and mining.  In 2002, we refocused our strategic efforts in China on niche markets in the education sector where we could establish a competitive advantage by developing products and services for underserved markets.  Consequently, during fiscal 2002, we elected to wind down our operations in the technology and mining sectors and concentrate on the education sector.  The major events or conditions that have influenced the general development of our business over the last three financial years are described below.

Acquisitions and Investments in 2001

Circumplex Networks, Inc. (“Circumplex”)

At April 1, 2001, we had an 80% interest in Circumplex, which made investments in ECN Solutions Ltd., a provider of wireless networking solutions and training services in China.  Effective on April 1, 2001, we acquired an additional 10% interest in Circumplex for $10,000.  The acquisition increased our interest in Circumplex to 90%.

ECN Solutions Ltd. (“ECN”)

ECN was established in Beijing, China, on December 28, 2000 and its primary business plan was to sell and operate wireless networking solutions and provide training services in China.  In February and March 2001, we, through Circumplex, invested a total amount of $1,208,000 for an 80% interest in ECN, for an effective ownership interest of 72%.  In December 2001, Circumplex’s ownership interest was reduced from 80% to 70% after ECN satisfied debt obligations by issuing additional ownership interests to a debt holder.  After giving effect to the reduction, our effective ownership interest in ECN was reduced to 63%.  ECN terminated its business operations in 2002 after failing to effectively commercialize its products and services.  In 2002, we recognized a net gain of $67,000 on the discontinued operations of ECN and wrote off all remaining assets of ECN.  We also repatriated $400,000 of the cash held by ECN as part of the termination of its business.

CEN Smart Networks Ltd. (“CEN Smart”)

CEN Smart was established in Beijing, China, on April 24, 2001.  CEN Smart’s primary business is offering ESL educational learning systems for primary and middle schools in China.  In June and September 2001, our wholly owned subsidiary, CEN Overseas, invested an aggregate amount of $379,223 for a 90% interest in CEN Smart.

Acquisitions and Investments in 2002

Today’s Teachers Technology & Culture Ltd. (“TTTC”)

TTTC is a distributor of educational products based in China.  We acquired our interests in TTTC in two arm’s length transactions.

On August 1, 2002, we, through CEN Smart, acquired a 70% interest in TTTC, for an effective ownership interest of 63%.  The acquisition was accounted for using the purchase method and the results of operations of TTTC have been consolidated with our results from the date of acquisition.  We paid an aggregate purchase price for TTTC of $399,709, inclusive of acquisition costs, consisting of cash in the aggregate amount of $285,726 and 1,706,135 of our common shares valued at $113,983.  Of the 1,706,135 common shares, 1,406,135 common shares were issued on the acquisition date and valued at $0.055 per share based on the average market price of our common shares over the five day period before and after the date the final terms of the acquisition were agreed.  The remaining 300,000 common shares were issued on November 7, 2002, subsequent to the acquisition date, and represented agreed consideration to a non-related third party consultant for work performed directly in relation to the acquisition.  These common shares were valued at $0.125 per share based on the market price of our common shares on the date the consulting agreement was signed.

On December 16, 2004, we, through CEN Smart, acquired an additional 17% interest in TTTC from a group of shareholders, increasing our effective ownership interest to 78.3%.  We issued 400,000 common shares, valued at $0.52 per share based on the market price of our common shares on the closing date, for the additional 17% interest in TTTC.  In connection with the transaction, TTTC agreed to spin off its interest in two projects to the selling shareholders:  a textbook project developed for several local markets and its interest in another textbook project developed to help students and teachers use existing computer networks in schools. The approximate selling price for these two projects was 760,500 RMB ($117,000 CDN).

CEN Smart

In August 2002, our wholly owned subsidiary, CEN Overseas, made an additional capital contribution of $200,000 in CEN Smart.  Our 90% interest in CEN Smart remained unchanged after this additional capital contribution.

Anhui Richer

In 1998, we and a State Owned Enterprise (“SOE”) in China established Anhui Richer Mines Co. Ltd. (“Anhui Richer”) under the terms of an owner’s agreement.  We undertook to contribute $5,800,000 in cash or mining equipment to Anhui Richer on account for our 80% interest, and the SOE undertook to contribute $1,450,000 to Anhui Richer by transferring assets less liabilities relating to the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine for the SOE’s 20% interest.  The mines were operated by the SOE on behalf of and for the benefit of Anhui Richer.

Effective November 29, 2000, we and the SOE amended the owners’ agreement.  Under the terms of the amendment, our investment obligation was reduced from $5,800,000 to $750,000, and the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine was transferred from Anhui Richer to the SOE.  Subsequent to the execution of the amendment, we contributed $580,000 in cash to Anhui Richer for a total investment of $751,754 (including $171,754 invested in 2000).  The investment in Anhui Richer was accounted for on the cost basis.

In 2001, Anhui Richer ceased its exploration activities and we initiated discussions with the SOE to liquidate Anhui Richer and we wrote off our investment.  In 2002, we reached a final settlement agreement with the SOE that effectively forgave $144,859 owed by us to Anhui Richer, which was recognized as income in 2002.  We no longer hold any interest in Anhui Richer.

Acquisitions and Investments in 2003

Northern Education Books Ltd. (“NEB”)

NEB is a distributor based in China and specializes in the distribution of high school examination guides.  On September 26, 2003, we, through CEN Smart, acquired an 80% interest in NEB, for an effective ownership interest of 72%.  The acquisition has been accounted for using the purchase method and we consolidated the results of operations of NEB with ours from the date of acquisition.  We paid an aggregate purchase price for NEB of $895,720, inclusive of acquisition costs, consisting of cash in the aggregate amount of $97,508 and 1,138,694 of our common shares valued at $798,212.  Of the 1,138,694 common shares, 600,000 were issued on October 14, 2003 at $0.675 (CDN$0.95) per share and the remaining common shares of 538,694 were issued on June 28, 2004 at $0.7165 (CDN$0.95) per share.  The total share consideration was based on three times audited profit after tax of NEB as of December 31, 2003 and management’s assessment of NEB’s performance during the last three months ended December 31, 2003.  The common shares were valued on the average market price of our common shares over the 5-day period before and after the date the final terms of the acquisition were agreed.

Jilin Wales Trading Company (“Jilin Company”)

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $104,988 (RMB 870,000) in an ESL project.  CEN Smart provided the funding of the research and the voice recognition technology for the ESL project.  Jilin Company is responsible for the content, editing, software production, and distribution.  The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology.  The Company has recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value.  The carrying value of the ESL project represents management’s best estimate of the fair value as at November 30, 2005.  There has been no further work done on the project in 2005.

Changchun Northern Educational Book Ltd. (“Changchun Ltd.”)

On October 27, 2003, NEB signed an agreement with Changchun Ltd. to invest in a one-time primary school book project. The total budget for this project was $24,135 (RMB 200,000), of which NEB agreed to invest $15,688 (RMB 130,000) and Changchun Ltd. agreed to invest $8,447 (RMB 70,000).  The primary school book project was a project to create and distribute a primary book to meet specific requirements of a particular school district.  The parties have agreed to share profits based on their investment which is 65% of NEB and 35% of Changchun Ltd.  This project  was completed in April 2004.  Our share of the profit was $10,144 (RMB 84,000).

Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”)

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project.  The total investment of the project is $72,426 (RMB 600,000) of which NEB agreed to invest $65,168 (RMB 540,000) and Jilin Technology agreed to invest $7,258 (RMB 60,000) in the project.  As at September 30, 2005, NEB has invested $64,559 (RMB 578,000).  The profit and loss sharing ratio is based on the amount of investment.  Accordingly NEB will share 90% of the total profits or losses.  The project is now complete.  A marketing plan is being developed to sell the product.  Management believes that sales will commence during 2006.

Acquisitions and Investments in 2004

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (Changchun Ltd.) to invest in an examination notes project for primary and secondary schools.  The total investment of this project is $60,393 (RMB 500,000).  NEB invested $37,711 (RMB 312,500) and Changchun Ltd. agreed to invest $22,682 (RMB 187,500) in this project.  The profit and loss sharing ratio is based on the amount of investment, accordingly NEB will share 62.5% of the total profits and losses.  We anticipate that the project will be completed by the end of 2005.  A marketing plan is being developed.  Management believes sales will start in the Spring of 2006.

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (Changchun Culture”) for a book project.  The total investment of this project is $82,091 (RMB 680,000).  As at September 30, 2005, NEB has invested $69,752 (RMB 578,000) in this project.  Changchun Culture agreed to invest $12,339 (RMB 102,000) in this project.  The profit and loss sharing ratio is based on the amount of investment.  Accordingly NEB will share 85% of the total profits and losses.  The project is currently still under development.

On December 16, 2004, we, through CEN Smart, acquired an additional 17% interest in TTTC from a group of shareholders, increasing our effective ownership interest to 78.3%.  We issued 400,000 common shares, valued at $0.52 per share based on the market price of our common shares on the closing date, for the additional 17% interest in TTTC.  In connection with the transaction, TTTC agreed to spin off its interest in two projects to the selling shareholders:  a textbook project developed for several local markets and its interest in another textbook project developed to help students and teachers use existing computer networks in schools. The approximate selling price for these two projects was 760,500 RMB ($117,000 CDN).

Acquisitions and Investments in 2005

Business Overview

Overview

We are focused primarily on the distribution and development of educational and training materials in China.  In 2002, Chinese consumers spent more than $40 billion on education.  According to Eduventures.com, a United States based research firm, the forecast for education spending will climb to $90 billion in 2005.  This information is contained in a report dated February 2001, entitled “Education is the Import that China Really Wants.”  The report is an overview of the education market, and explores the Chinese government’s commitment in the education sector.  Our main target market is the kindergarten to grade 12 markets in China.

We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.

In addition, we are developing an education resources portal targeted at the kindergarten to grade 12 sector:  We plan to commercialize a web-based educational resources portal, we refer to as CERSP.  The CERSP portal can be accessed at www.cersp.com (China Education Resources and Services Portal).  When fully launched, CERSP is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students and teachers with quality products and solutions in a real-time operation.  In April, 2004, we began an initial six-month test of the portal in 542 schools in Beijing, Tianjin City and Hebei Province.  The testing resulted in positive response from teachers, students, administrators and commissions that use the portal.  We have now began the process of rolling out our platform in nine additional provinces.

We plan to earn revenue from teacher training, online book sales, advertising and SMS messaging..  During the test period, our CERSP portal is operational, but we charge no fees and earn no revenue from the portal.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the portal; the portal has gained market acceptance and is used by teachers, students and school administrators; the portal has been approved by the education authorities and we have raised sufficient financing to fully develop the portal and fund the working capital requirements of operating the portal.  We do not anticipate that we will earn any revenues from our CERSP portal until at least the 3rd quarter of 2006, if at all.

Historically growth has been primarily through acquisitions of established companies operating in China, and we may make additional acquisitions in the future.

The Chinese Educational System

Since 1949 when the People's Republic of China was founded, the Chinese government has considered education an important component of its economic development.  Recently, with the emergence of its market economy, education has become a priority in China.

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at $1.4099 trillion (~ RMB11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  We believe that many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model. The Chinese government sets education as a strategic priority in the China Agenda for Education.

The Chinese central government, through the Ministry of Education, manages education in China at a macro level, responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of the education sector; integrating and coordinating educational initiatives and programs nationwide; maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central Ministry of Education and the funding of basic education in poorer areas.  Provincial level governments have the main responsibilities for implementing basic education on a day to day basis.  China has set up an education system with government as the major investor and social partners as co-investors.

Since 1978, Chinese government has promulgated such codes as Degree Statute of the People's Republic of China, Law of Compulsory Education of the People's Republic of China, Law of Teachers of the People's Republic of China, Law of Protection over Juveniles of the People's Republic of China, Education Law of the People's Republic of China, Statute for Teacher's Eligibility and Law of Higher education of the People's Republic of China, and released more than ten sets of education administration regulations. The Ministry of Education, within its jurisdiction, has issued more than 200 sets of administrative rules and regulations, significantly facilitating development of education of different natures.

Education is funded by a variety of sources: schools directly controlled by the central government are generally funded from the central financial pool; schools controlled by local governments are supported by local governments, the Central Government and fund raising projects initiated by these schools themselves; schools sponsored by township and village governments and by public institutions are mainly financed by the sponsor institutions and subsidized by local governments; private schools are funded by sponsors (including collecting tuition from students and soliciting contributions).

In China, primary and secondary education takes 12 years to complete.  Primary education generally is six years, and junior middle school and senior middle school is three years each. Children generally begin primary school at the age of six.  In 1986, China passed the Compulsory Education Law of the People's Republic of China (the "Compulsory Education Law"), which dictates that nine years of compulsory education (grades 1 through 9) is to become mandatory and requires that Provincial and local governments take the necessary steps to ensure that all students receive at least the required nine years of education. The goal of the Compulsory Education Law, as well as the subsequent Guidelines for the Reform and Development of Education in China, put forth by the Chinese State Education Commission in 1993, was to universalize compulsory education and to eliminate illiteracy among the Chinese people. According to the Bulletin of Statistics on National Educational Development in 1999 issued by the Ministry of Education, the nine-year compulsory education has covered 80% of China's population since its inception.  In 2002, China began to aggressively incorporate English into its elementary school curriculum.

On March 3, 2004, the State Council approved and disseminated the 2003-2007 Action Plan for Invigorating Education in the 21st Century, which was formulated by the Ministry of Education.  The plan recognizes the need to make China competitive in the world economy and provides a blue print to speed up educational reform and development in China.  The plan is based on two fundamental concepts to “Rejuvenating China Through Science and Education” and “Reinvigorating China through Human Resource Development.”  The objectives of the plan are to establish a well-to-do society and perfect the socialistic market economy in China.  The plan has the following guidelines:

Consolidate Achievements.  Consolidate and universalize the Nine-Year Compulsory Education plan in the areas inhabited by 92% of the population and eradicate illiteracy among young and middle-aged groups.  Maintain the achievements in senior secondary education, especially secondary vocational education and the achievements in mass higher education with a goal of a gross enrollment rate of 17%.

Deepen Reform.  Deepen educational reform gradually from macro level to micro level with overall planning and clear priorities. Promote reform and innovation in training modes, management system, curriculum, teaching methodologies and teaching content effectively.

Quality Improvement.  Further change governmental functions to carry out administration by laws, govern the practices in education strictly and strengthen management. While accelerating the development, regard quality improvement as the most important task to have a rational understanding of quality, improve the quality assessment system and guide the educational institutions into justified competition.

Continue Development.  Devotion to the educational development so that the public will have access to high-quality education.  Consider the sustainable development of education as well as the cohesive development between education and economy and society.

Although China has had remarkable achievements in educational development and educational reform, it recognizes that it faces challenges for future educational development with an increasing demand for education and limitations on resources and capacity.  China recognizes that the infrastructure, teacher training, management system and operations of the educational system must be improved to meet the needs of modernization.  China has highlighted two strategic priorities to focus on major issues and define key solutions:

Rural Area Educational Development:  The comprehensive educational reform in rural areas will be deepened and the new management system with the county-level government as the main management body will be implemented.  In addition, the system for facilitating students with poor economic background will be improved and the efforts in building up a teaching cohort in primary and secondary schools will be further intensified.  Moreover, the “Program for Modern Distance Education in Primary and Secondary Schools in Rural Areas” will be implemented as well.

Major Projects Initiative:  Six major projects are included into the 2003-2007 Action Plan to cover all the educational undertakings that must be completed before 2007:

1.        The ‘Project for Quality-Oriented Education in the New Century’ aims at promoting quality-oriented education, strengthening moral education in schools, deepening curriculum reform and the reform of evaluation system in basic education, actively developing senior secondary education, pre-school education and special education, thoroughly improving the physical well-being, moral integrity, and artistic attainment of the students, promoting the studies of Chinese language and Chinese characters.

2.       The ‘Program on Innovation in Vocational Education and Training’ to change the mode of vocational education into an employment-oriented one and to adopt an ‘order-form style’ or ‘module style’ characterized by a close link between employers and vocational schools. We will speed up the cultivation of a large pool of urgently needed technical human resource, especially the senior technicians of all types to actively contribute the transfer of labor force from rural areas and agriculture to urban areas and non-agricultural industries. The ‘Programme on Teaching Quality and Teaching Reform in Higher Education Institutions’ places emphasis and efforts on the teaching reform and the establishment of an evaluation and quality assurance system.

3.        The ‘Program on Employment Promotion for University Graduates’ to strengthen the construction of leadership system, operation mechanism, policy framework and service system for university graduates employment, and to deepen reforms both in and outside the domain of education orientated by the labor market.

4.     The ‘Educational Informationization Construction Program’ to intensify efforts in infrastructure construction, resource building, talents training, and the application of IT inside the educational circle.

5.     The ‘Programon Building Up A Competent Teaching and Administrating Cohort’  to prioritize personnel system reform for teaching staff to reinforce the management of school scale so that all the teaching positions and different units inside schools can be planned scientifically.  A teacher certificate system will be implemented with the policy of ‘accessing with qualifications, competing for vacancies, and working with employment contracts’. Additionally, this new Action Plan will further promote this practice and improve the teacher training system and the further education system for in-service teachers.

The plan emphasizes the use of information technology in education and training.  The plan also calls for an increase in financing for education and contains a commitment by the Ministry of Education to raise educational appropriations in the budgets of the Provinces.

Development of Teaching Materials

After the founding of the People's Republic of China in 1949, the Chinese government devoted attention to the preparation and production of school textbooks and other teaching materials.  In 1950, the Ministry of Education formulated curricular standards for primary schools.  In 1956, 1963, 1978 and 1986, four conservative sets of syllabuses of subjects taught in primary and secondary and secondary schools were formulated, and eight sets of school textbooks were complied and published by the People's Education Press for nationwide use in compliance with the requirements set in these syllabuses.

In 1992, syllabuses of various subjects taught in full-time primary and secondary schools were drafted to provide guidance for teaching and complying the textbooks used in primary and secondary schools within the nine-year compulsory education.  The new textbooks for regular senior secondary education linking the nine-year compulsory education which was implemented in 1993 in under pilot program in Shanxi Province, Jiangxi Province and Tianjin.

As China is a vast country with significant regional disparities in economics, and social development, it is quite understandable that the conditions of different schools varied, and consequently, this has led to the development of multiple sets of textbooks at various levels to meet the needs of different localities and with their own specific characteristics and styles.  For this reason, in 1986, the former Ministry of Education adopted a policy of diversifying the preparation and production of school textbooks in the whole country under the condition that unified basic requirements must be complied with.  In areas where conditions permit, regional educational departments, educational institutions, experts, scholars and individual teachers are encouraged to compile textbooks for subjects taught in primary and junior secondary schools in compliance with the basic requirements set forth in the syllabuses of nine-year compulsory education schooling. As a result, different sets of textbooks compete with each other bringing a radical change to the old practice in which only one set of textbooks was used throughout the whole country and promoting the prosperous development of school textbooks.  By 1998, there are over 2,000 books for local educational departments to choose and use in the light of their actual needs.  In addition, a lot of reference and manuals for teachers, illustrated booklets, atlas for school usage, wall charts, slides and audio-visual materials for classroom instruction or supplementary booklets for homework have been produced to complement and supplement the textbooks.  A number of items of computer software developed for school use have been produced.  The textbooks for special education have been compiled (by the State Education Commission) to meet the needs of special education development.  Many supplementary teaching materials with local color and flavor have been produced in many localities to meet the needs of local economic and cultural development.

To ensure the quality of textbooks and other teaching materials produced, a system of examination and approval of textbooks has been established in China.  All textbooks for obligatory subjects taught in primary and secondary schools have to be examined and approved by the State Textbooks Examination and Approval Committee before publication in terms of ideological content, scientific spirit and adaptability to classroom instruction.  The textbooks approved are allowed to be used by the local educational departments.  However, supplementary teaching materials with local figures are to be examined and approved by a Provincial-Level School Textbook Examination and Approval Committee and allowed to be used within the province concerned.

Our Distribution Business

We, through our subsidiaries, TTTC, CEN Smart and NEB, work in cooperation with the Ministry of Education and Provincial governments to develop Chinese and English language textbooks, ESL training materials and examination guides for the Chinese market.  Our strategy is to create a strong position in certain niche subject areas.

Our Products

We sell a variety of products to various Provincial and Municipal Education Commissions, which, in turn, distribute the products to the schools which they supervise.  These products include:

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Textbooks:  TTTC’s major product line includes textbooks and other educational materials.  TTTC develops textbooks in the following subject areas:

Psychology:  TTTC produces 12 titles of psychology textbooks used in grades 1-12.  The textbooks are produced in the Chinese language.

Information Technology:  TTTC produces an Information Technology (IT) textbook designed for use in all Chinese markets.  The textbook is in the Chinese language and has been approved at the national level for use in grade 10.

Kindergarten Curriculum:  TTTC produces 15 titles of kindergarten materials which are used as part of a comprehensive kindergarten curriculum.

TTTC sales accounted for $4,415,467 or approximately 67.5% of our consolidated revenue in 2004; $4,083,000 or approximately 68.7% of our consolidated revenue in 2003, and $1,993,000 or approximately 97% of our consolidated revenue in 2002.

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ESL Training Materials:  The major product line of CEN Smart is ESL (English as a Second Language) training materials.  These ESL training materials consist of four ESL textbooks used by schools, business and individuals to learn English as a second language.

CEN Smart sales accounted for $95,854 or approximately 1.5% of our consolidated revenue in 2004; $258,400 or approximately 4.3% of our consolidated revenue in 2003, and $58,000 or approximately 3% of our consolidated revenue in 2002.

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Examination Guides:  NEB distributes high school examination guides.  These examinations guides are course or book outlines that assist students in preparing for high school examinations.  These examination guides are typically distributed though the Municipal Education Commissions.

NEB sales accounted for $2,030,030 or approximately 31% of our consolidated revenue in 2004 and $1,597,234 or approximately 26.9% of our consolidated revenue in 2003.

Our Psychology textbooks have an average retail price per book of less than $1 (~RMB5), Information Technology textbooks have an average retail price per package with CD of less than $2.50 (~RMB20), kindergarten educational materials have an average retail price per package of approximately $3 (~RMB25).  Our high school examination guides have an average retail price per book of around $1.25 (~RMB 10).

Sales of educational materials constitute substantially all of our revenues.  We sold approximately 3,787,000 books in 2002, approximately 12,796,000 books in 2003, and 15,314,000 books in 2004. We estimate that our market share of the textbook and educational materials market is less than 1%.

We develop products for niche markets that are underserved by larger competitors.  We target niches based on information obtained from the Ministry of Education, provincial governments, educators, authors and education administrators.  In the last two years, we have discontinued a number of textbooks in certain subject areas to concentrate on niches where we believe we can establish a competitive market position.

Our Authors

Our textbooks and other published materials are written by various authors in China.  These authors are usually teachers, university professors or experts in field in which they publish.  We contract with the authors to create the content for our textbooks.  Under the terms of our contracts, we own the copyright on all materials produced for us by these authors.

We generally pay each author a fixed fee of RMB50 to RMB100 (~$6 to $12) per 1,000 Chinese characters in each textbook produced and an assignment of the copyright to content they produce.  Each textbook contains approximately 200,000 to 300,000 Chinese characters depending on the subject.  We have also agreed to pay one author a royalty of 3% based on textbook sales of one textbook title.  We do not typically pay royalties.

We have used approximately 30-40 authors to produce textbooks and other learning materials for us.  We maintain a good relationship with these authors.

We also enter into agreements to use and publish educational materials developed by others.  On January 23, 2003, we entered into a Print Rights Agreement with InternetESL.com. under which we were granted rights to use and sell the kindergarten to grade 8 school teaching materials developed by InternetESL.com.  Under the terms of the agreement, we agreed to permit InternetESL.com to add a link to our CEN website and InternetESL.com agreed to pay us 5% commission for any individual that subscribes for the InternetESL course through the CEN website.  We may enter into similar agreements in the future.

Publishing

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers and publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.

In August 2004, the State Administration of Press and Publications announced in line with pledges China made upon entry into the WTO in 2001 that foreign companies will be allowed to enter the publishing business by the end of 2004.  We have not had the opportunity to evaluate the impact that these new rule changes will have on our business or operations.

We anticipate that we may face increased competition from foreign competitors who enter the market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower cost.  We may also have greater flexibility in publishing our educational materials and we may be able to publish our textbooks at lower cost.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

Our Printing and Distribution Systems

We contract with printing companies to print our textbooks and other materials.  The main printing companies that we use in China include Anhui Wuhu Printing Company in Wuhu, Tianjin Jixian Hongtu Printing Co. in Tianjin, Anhui Xinhua Printing Company in Hefe, Chengdu Junqu Printing Co. in Chengdu, and Sichuan Wuzhou Printing Co. in Wuzhou.  We select printers based upon quality, price and proximity to our end user.

We receive orders for educational materials by telephone, faxes, online or through orders taken by our sales persons who visit the various locations.  We generally print textbooks after orders are received.

Our printed materials are drop shipped to schools based on orders received from the Education Commissions or through the Xinhua Bookstore system.  We recently expanded our distribution capability by signing a series of agreements with Xinhua Bookstore, the largest retail bookstore chain in China, whereby Xinhua Bookstore will distribute TTTC products to the Education Commissions.  Under the terms of these agreements, Xinhua Bookstore has agreed to distribute TTTC textbooks in various subject areas in the 13 Provinces.  Xinhua Bookstore has also agreed to promote, procure orders and distribute TTTC products to the school systems.  The distribution agreements have a term of one year.  Under the terms of these distribution agreements, we print textbooks to fill orders and ship the textbooks to Xinhua Bookstore for distribution.  Xinhua Bookstore pays us for the textbooks upon delivery and collects payment from the schools.  Xinhua Bookstore assumes the risks of collection.

Our Geographical Markets

We currently distribute products into the following Provinces:

Province	Products
Ningxia:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Ningxia:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Anhui:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Sichuan:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Hainan	Psychology textbooks, Information Technology (IT) textbooks, Ecology text books, Kindergarten curriculum, ESL training materials, examination guides
Jilin:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Jiangsu:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Liaoning	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Henan	Information Technology (IT) textbooks
Shanxi	Psychology
Hubei	Information Technology (IT) textbooks
Inner Mongolia	Information Technology (IT) textbooks, Kindergarten curriculum

Our Sales and Marketing Strategy

Our sales and marketing strategy is to concentrate our resources on marketing products to niche markets. Currently, we focus our efforts on marketing Psychology textbooks, IT textbooks, Kindergarten curriculum products and high school examination guides in the Provinces mentioned above.

We employ sales persons that make sales calls to the Ministry of Education and Provincial Education Commissions.  These education commissions are the primary customers for our products, which approve the purchase of our products for the various schools under their jurisdiction.  Information and requests obtained by our sales persons from the education commissions are also used to assist us in developing educational products and identifying new products and opportunities.  Our sales force is also actively involved with educators in developing curriculums based on the products we produce.  Our sales persons regularly visit provincial education officials, administrators, schools and teachers to market and sell our products.  Many of our sales persons have been employed by TTTC and have sold educational products to education commissions for the past 12 years.

We recently entered into agreements with Xinhua Bookstore to promote, procure orders and distribute TTTC products to the schools.

We intend to use our web-based educational portal, www.cersp.com, to assist us in marketing our educational products.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach.  We realized that the reform would create demand for new curriculum, updated textbooks and educational resources.  In 2003 we began developing an internet portal, www.CERSP.com, which is designed to provide a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents.  The portal enables these groups to access the new curriculum created by various levels of government and leading academic experts and fully endorsed by the Ministry of Education.

This curriculum reform is being mandated by the Ministry of Education and executed through its Curriculum Development Center (CDC), the leading authority for curriculum development for the kindergarten to grade 12 segment.

Our portal is being co-developed by us  and the CDC.

Our corporate objective is to own and operate the leading education portal in China.

Governmental and Provincial Regulation and  Approval of Educational Materials

Every textbook we produce is subject to the approval of either the Central Government Ministry of Education or a Provincial Education Commission, depending upon the target market of the textbook.  We are not able to sell our products without such approvals.  Once the textbook has been approved by the relevant government authority, the textbook is then available for purchase by the school system.  The approval process is a two-step process.  The first step involves the creation of an outline to meet a specific requirement set out by either the Ministry of Education or by a Provincial Education Commission and a final approval of the finished product.  The approval process may take from three months to several years depending on the subject matter.  Once approval is received, the textbook producer is free to produce the textbook and offer it for sale in the jurisdiction that approved the outline either National or Provincial.  Each jurisdiction will have approved several textbooks in each subject area and all textbooks are placed on certain “approved lists” from which the schools in each jurisdiction can chose which textbook they will purchase.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  We use Chinese lawyers to assist us in preparing our agreements.  Although we negotiate provisions to protect our rights under these agreements, China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.

Competition in the Textbook Business

According to Eduventures.com, a United States based research firm, the spending in the education sector in China will climb to $90 billion by 2005.  In the core subject areas of math, science and language arts, the competition is intense.  We focus on other niche areas such as Psychology, IT, Kindergarten curriculum development, high school examination guides, that we believe are not particularly well served by the large established textbook publishers and areas where there may be opportunities to establish a competitive market position.  Currently, we are one of the leading distributors of psychology textbooks in the kindergarten to grade 12 markets.

We compete with over 500 publishing houses in China in developing, printing and selling educational materials in China.  The major competitors producing Psychology textbooks in China include Kaiming Publishing House, Beijing Publishing House and Science Publishing House.  The major competitors producing IT materials in China include Beijing Normal University Publishing House, Shanxi Education Publishing House, Guangxi Education Publishing House and Encyclopedias Publishing House.  The major competitors producing Kindergarten materials in China include Fujian Children Publishing House, China Children Publishing House, Shanghai Children Publishing House and Beijing Normal University Publishing House.  While our competitors vary in size and financial strength, we believe that many have competitive advantages over us in the following areas:

Financial Resources:  We compete with many larger, more established competitors.  Many of these competitors have diverse businesses and are better capitalized.  In some cases, these are new competitors that are entering the educational market in China and may offer products and services at lower costs to build market share.

Government-Owned Entities:  We compete directly with government-owned enterprises that receive subsidies, funding and other support from local governments.  Government-owned enterprises are not normally run as profit-enterprises and may sell educational materials at lower cost.  Government-owned enterprises may receive approval for their educational materials more promptly than private enterprises, and government-owned enterprises are generally able to distribute all of the materials they publish.  Currently there are restrictions on a private company’s ability to publish textbooks so we are required to use government-owned publishers to publish our educational materials.  Government-owned publishers may publish and print their educational materials at lower costs.

Product Offerings:  Many of our competitors offer complete lines of educational products, textbooks and services.  Our competitors may be able to offer their products at lower costs based on their ability to offer a comprehensive line of educational products to customers.  These competitors may also offer educational products that are integrated and sold in packages.  Our strategy is to focus on underserved niche segments in the market and to develop and sell products to serve unique demands.

Sales Channels:  Many of our competitors have existing sales and distribution channels for their products.  Government-owned enterprises have existing long-term relationships with the Xinhua Bookstore system, the largest bookstore chain in China that is government owned.  In 2003 we established an arrangement with the Xinhua Bookstore system to distribute our educational materials.  The Xinhua Bookstore system and purchasers of books through the system may be more familiar with the offerings of our competitors.

We believe that we can successfully differentiate our educational products from those of our competitors by developing quality products and services for underserved niche segments in the market.  Our strategy also allows us to avoid direct competition with larger competitors by developing educational materials for subjects and areas that may not be practicable or economical for larger competitors to compete.  We also are able to develop educational materials more quickly than larger competitors or government-owned entities, which may be subject to more burdensome internal procedures and requirements.  We do not employ salaried authors to prepare our educational materials; instead, we use third-party authors that are experts and recognized in their respective academic fields, which may allow us to develop higher quality educational products than our competitors.  Finally, we employ professional sales persons, many who have regularly visited provincial education officials, administrators, schools and teachers to market and sell our products for the past 12 years.

CERSP Our web-based educational portal

Currently, our top priority is the development of our education portal.

On April 27, 2004, we launched a new web-based educational portal, we refer to as CERSP.  CERSP can be accessed at www.cersp.com (China Education Resources and Services Portal).  When fully launched, CERSP is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is designed to be a comprehensive, multi-faceted, interactive system which brings together for the first time a number of key resources and organizations in the sectors of education, publishing, and distribution in a real-time manner.  This is expected to provide students, teachers, and schools with practical solutions and products to cope with the tremendous changes now occurring in the Chinese educational system.

On April 27, 2004, we began an initial 6 month test of the CERSP portal in 542 schools in various regions in China.  The testing districts were in Beijing, Tianjin City and Hebei Province.  The objectives of the test were as follows:

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Ascertain market acceptance of content provided on the website;

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Ascertain the market’s willingness to pay for the content;

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Ascertain the most appropriate payment mechanism; and

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Identify and fix any technical problems which might arise in the portal or in any of the associated E-Commerce components of the portal

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province to finance, construct and operate a special section on the portal.  This section is called “The Hainan Province Education Resources Section” which the Province designated as the exclusive source of education content for Hainan which has a population of 8 million with 1.5 million primary and secondary students who study in 5,400 schools in the Province.

The Hainan Province Education Resources Section provides a centralized information resources for students and teachers in the Province and has been received very favorably by the education sector in Hainan.  The market reaction and the agreement with Hainan Province confirmed the viability of the portal and gave us the credibility to negotiate a milestone agreement in May 2005 with the Curriculum Development Center (CDC) of China’s Ministry of Education which brought the CDC in to co-develop and accelerate the implementation of the portal.  The agreement provides for the CDC to provide technical support, content development through its network of nationally recognized academic experts and marketing assistance to promote the use of the portal nationwide.  The CDC is the leading authority in China in the area of curriculum development for the kindergarten to grade 12 segment.  The agreement granted the CDC naming rights on the portal and allowed the home page of the portal to be labeled “Curriculum Development Centre of the Ministry of Education, China Education Resources and Services Platform,” thereby giving the portal endorsement from the Ministry of Education.

We believe that the involvement of the CDC greatly increased Provincial interest in our portal and provides a high degree of comfort regarding the integrity of the content accessible from the portal.

Since this agreement was signed, the number of site visits has increased significantly.  In the 5 months from April 2004 to September 2004, the number of daily visits averaged approximately 8,000.  Currently, the number of daily visits average in excess of 2,000,000.

We are currently working with the CDC and a group of nationally known experts to increase the education content on the portal.  We are also developing and beta testing a teacher training program which we plan to roll out to 9 Provinces in 2006, with the support of the CDC.  The objective is to reach agreement with the following 9 Provinces to use the portal to train selected teachers in those Provinces: Hainan, Qinghai, Anhui, Sichuan, Ningxia, Fujian, Jiangsu, Guandong, Shandong.  We estimate that the teachers in these Provinces comprise approximately 36% of the teacher population in China.  We estimate that the size of the market for teacher training is approximately $1.3 billion annually.  It is anticipated that the teacher training fees will be the first significant revenues we generate from the portal.

Other revenue sources from the portal are anticipated to be:

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Online book sales;

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Advertising; and

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SMS messaging.

We do not expect to generate any revenue from CERSP until the second half of 2006.

Our initial budget for this project is $7,500,000 over the next 30 months.  We believe that this will provide enough capital for us to deploy the portal in 15 to 18 provinces.  Our plan is to promote the use of the portal by signing agreements with the Education Commission of each Province and some of the larger municipalities which will designate the portal as the sole distribution system for certain types of educational content.   We also plan to create separate models focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the portal for each education commission to suit regional requirements and have budgeted $400,000 for each education commission.  It is our responsibility to raise the capital.  The main responsibilities of the education commissions are to provide educational content and promote the use of the portal amongst the schools under their jurisdiction.

CERSP Collaborations

We have signed an agreement with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education (Central Government) which gives TTTC the right to supply library books on the Ministry of Education equipment website.  The agreement also permits us to link CERSP to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.  Under the terms of the agreement, TTTC will be responsible for the initial capital requirements to construct the website and will invest an additional RMB500,000 (approximately $60,533) for additional development and testing.  TTTC also has the responsibility for long term planning, construction, operation and management of the project.  TTTC will be the exclusive supplier of library products on the website, and profits on the sale of library products, if any, will be split 20% (Anhui Guoxun Education) and 80% (TTTC).  The agreement has a term of five years beginning August 11, 2003.

On November 4, 2003, TTTC entered into an agreement with Zhongshang Xinhua Books Networks Co., Ltd., which provides TTTC the exclusive right to provide Zhongshang Xinhua Books’ online book information to the education sector.  TTTC plans to finance, construct and maintain a special section on the CERSP portal to feature Zhongshang Xinhua Books’ information.   Under the terms of this agreement, TTTC will offer Zhongshang Xinhua Books’ educational products on the website, and profits on the sale of such products, if any, will be split 20% (Zhongshang Xinhua Books) and 80% (TTTC).

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province (“ERS”) to finance, construct, and maintain a special section on the CERSP portal.  This section is called “The Hainan Province Education Resources Section”.  According to the website of China.org.cn, Hainan has a population of 8 million with 1.5 million primary and secondary school students who study in over 5,400 schools in the Province.  Given the number of students in Hainan, this portal is expected to improve the traditional education distribution system and provide a centralized information resource for students and teachers.  Under the terms of this agreement, TTTC has agreed to finance, construct and maintain the Hainan Province Education Resources Section on the CSOLL portal.  TTTC will offer educational products on the website, and profits on the sale of such products, if any, will be split 70% (ERS) and 30% (TTTC).  The agreement expires on December 31, 2009.

On May 6, 2005, we announced that we secured a 5 year agreement with leading Shanghai intellectuals to develop content for a Shanghai module which will be part of the main portal at www.cersp.com.  The intellectuals ( including professors, authors, administrators, teachers and curriculum developers) will advise us on the development of supplementary websites devoted to curriculum reform, teaching guides, family education, and teacher training.

On May 18, 2005, we announced that we had launched a mathematics website to supplement the existing portal.  The majority of the development is expected to be done in conjunction with the National Math Curriculum Standard team, a group responsible for leading the government’s efforts to reform the math curriculum in China.  The math portal will consist of several supplementary websites devoted to curriculum reform, teaching guidelines, online tutorials and teacher training.

On February 14, 2005,  we announced that the Hainan government issued a directive to all primary and secondary schools in the province mandating the use of online education and teaching resources.  Our portal is expected to be the exclusive provider of resources to support the government-led initiatives in this process and is expected to be developed in conjunction with various levels of government.  Revenue sources from our internet portal will be derived from membership fees, fees from downloading of educational content, advertising, short messaging fees, online tutoring and administrative fees.

On May 30, 2005, we announced an agreement between TTTC and the Basic Education Curriculum Development Centre of the Ministry of Education.  This agreement provides government endorsement of the www.cersp.com portal as well as development guidance.  In exchange, we agreed to pay the government RMB 1.5 million (approximately $185,000) annually.

Management is currently in discussion with several Provincial Education Commissions and other parties who are interested in the portal.  We cannot assure you that we will enter into any future agreements with additional collaborators or that our arrangements with ERS, Zhongshang Xinhua Books, Anhui Guoxun Education, and the academic experts will be commercially successful.

Our Sales and Marketing Strategy

Our initial marketing strategy is to rely on the various Provincial Education Commissions and the Ministry of Education of the Central Government to recommend to the school system to utilize the portal.  We intend to sign agreements with various Provincial Education Commissions, which will allow these organizations to share the profit with us from downloads of educational content.  Our agreements with ERS, Zhongshang Xinhua Books and Anhui Guoxun Education are examples of the types of agreement we intend to pursue.  Given these profit sharing component of the arrangements, we believe that these organizations will assist us in promoting the CERSP portal.

After we are more adequately capitalized, we intend to use traditional marketing channels such as advertising on such websites as SINA.com, SOHO.com, CHINA.com, advertising in the printed media (newspapers, magazines), radio and television.  We also intend to send marketing teams to various school districts in China to promote the portal.

Governmental and Provincial Regulation and Licensing

CERSP is currently a link to the website of the Equipment Division of the Ministry of Education under the Cooperation Agreement we have entered into with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education.  Under the terms of this agreement, the Ministry of Education agreed to permit us to link CERSP to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.

TTTC has applied to the Ministry of Information Industry (MII) for a license to act as an Internet content provider for CERSP.  China's data communications industry is regulated by the Ministry of Information Industry and other relevant authorities, and licenses must be obtained to be an Internet content provider.  Generally, Internet content providers must register their users with the Ministry of Public Security, and must block websites (including those maintained outside China) that the ministry identifies as publishing information damaging to public security.  Periodically, the Ministry has stopped the distribution over the Internet of information that it believes to be socially destabilizing, or to violate Chinese laws and regulations.  In addition, the State Secrets Bureau has issued regulations authorizing the blocking of any website it deems to be disclosing state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information.  TTTC was issued an internet content provider license on July 16, 2004.

Competition

We could face competition from competitors that offer similar products and services on the Internet to the educational community or other websites specializing in educational products.  In addition, we could face competition from existing websites that expand to offer information and permit sharing of information related to education.  At this time we are unable to fully predict which entities will introduce portals that will compete directly with CERSP or the nature and scope of services our competitors will offer.

While the potential exists for competition to provide some services and products of a similar nature, we believe that it would be very difficult for a competitor to provide a portal offering all the products and services that we currently offer because of agreements we have entered into which give us certain exclusive rights to provide certain products and services.  For example, our agreement with ERS and Zhongshang Xinhua Books gives us the exclusive right to provide certain educational products on our CESRP portal with profit sharing arrangements.  Our agreement with the Anhui Guoxun Education, the company which operates the China Education Equipment website on behalf of the Ministry of Education, designates us as the exclusive online subscription service and supplier of library reference books to the elementary and secondary school system in China.

Our Research and Development

As at September 30, 2005, we spent approximately $845,794 on research and development efforts related to the development of www.cersp.com.

Organizational Structure

We have the following operating subsidiaries:

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd.,  a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd. is not an affiliate of China Venture or any of our subsidiaries.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is an 87% owned subsidiary of CEN Smart.  We acquired our interests in TTTC in two arms’ length transactions.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on December 16, 2004, CEN Smart acquired an additional 17% interest in TTTC.  The remaining interests in TTTC are held by the China Education Association, with a 13% interest.  The aforementioned 17% interest was acquired from: Beijing Chengbo Science and Trade Ltd., a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo, a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying,  a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Education Resources Inc. or any of our subsidiaries.  The China Education Association is an organization established by the Ministry of Education (Central Government) to provide information and continuing education to all teachers and administrators in the education area.  It is the largest such organization in the country with more than 830,000 members, most of whom are teachers and administrators.

•

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003.  NEB is an 80% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in NEB in an arms’ length transaction.  The remaining interests in NEB are held by Zhuang Cuiping,  a Chinese citizen and a founder of NEB, with a 12% interest, Cai Liping,  a Chinese citizen and a founder of NEB, with an 8% interest.

•

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

•

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

Chinese practices and policies have limited contracting with non-Chinese entities in the education industry.  In addition, our business is subject to numerous Chinese rules and regulations, including restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, all of our Chinese subsidiaries have minority shareholders who are Chinese nationals and we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  Where practicable, we retain Chinese legal counsel to review our agreements and to assist us in structuring our corporate organization.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

China Education Resources Inc.
Corporate Organizational Chart

China Education Resources Inc. (formerly Copper Mountain Mines Ltd.) (BC)
100%
100%
CVI Networks Inc. (BC)(inactive)
CEN China Education Network Ltd. (BC)
90%
100%
China Education International Inc. (BVI)
Circumplex Networks Inc. – (Delaware)(inactive)
100%
70%
CEN China Education Overseas Corporation (BVI)
ECN Solutions Ltd. (China)(inactive)
90%
CEN Smart Networks Ltd. (China)
87%
80%
Today's Teachers Technology & Culture Ltd. (China)
Northern Education Books Ltd. (China)

Property, Plant and Equipment

We currently rent our principal corporate office at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our principal office is approximately 1200 square feet of office space and rent is CDN$1,800 per month.   This lease is on a month-to-month basis.

Our subsidiaries lease the following office space in China:

Subsidiary	Address of Office	Term of Lease	Monthly Rent
TTTC	Third Floor North Building No. 3 Huayuanhutong Dongcheng District, Beijing, China	September 1, 2005 to August 31, 2006	$5,760 (RMB 46,081)
CEN	Suite 1806, Building 3 No. 209 Beisihuan Zhonglu Haidian District, Beijing China 100083	Mar 1/05 to Feb 28/08	$1,620. (RMB13,400)
NEB	Suite 604, Entrance 2 Yindu Building 4 Changyin, Changchun City, China	May 1/05 to April /08	$605. (RMB5,000)

We do not presently own any property or real estate.

Employees

We currently have 51 full time employees and 4 part time employees.  Thirty-one full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five employees in sales, seven in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in U.S. Dollars, see “Currency and Exchange Rates”.  You should read the following discussion in conjunction with our financial statements and the notes thereto included in this Registration Statement under Item 17, including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, and our unaudited financial statements for the nine and three months ended September 30, 2005 and 2004.  Reference is made to Note 18 in our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, for an explanation of all material differences between Canadian GAAP and U.S. GAAP, as they pertain to our financial statements.  Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Registration Statement.  We disclaim any obligation to update information contained in any forward-looking statements.

COMPARATIVE FIGURES

Certain comparative figures have been restated as described in Note 1 to the financial statements. In addition certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the year.

OVERVIEW

The corporate vision of China Education Resources Inc. is to become one of the leading education service providers in China through its traditional distribution business and its recently launched online education resource portal.  Over the last three years, the Company has developed a traditional textbook distribution business through its three Chinese subsidiaries, CEN Smart Networks Ltd. (“CEN”), Today’s Teachers Technology and Culture Ltd. (“TTTC”), and Northern Education Books Ltd. (“NEB”), distributors.  They have focused primarily on the following subject areas: psychology, information technology, kindergarten curriculum and high school examination guides.  Our target market is the kindergarten to grade 12 sectors in China.

During 2004, we launched a web-based education resources portal: www.cersp.com, in conjunction with various agencies of the Chinese government which was developed to address the significant changes occurring in the Chinese education sector.  At the present time, the portal has yet to produce revenue.  As such, all revenue reported to date has been derived from the traditional distribution business.  TTTC’s non-consolidated revenue was $4,415,467 for the year ended December 31, 2004.  NEB’s non-consolidated revenue was $2,030,030 for the year ended December 31, 2004.

GOALS AND OBJECTIVES

Our corporate vision is to become an industry leader in the provision of innovative, high quality educational products to the kindergarten to grade 12 sectors in China.

Short-term goals:

❑

Increase revenue from its textbook distribution business

❑

Develop quality educational materials for teachers and students

❑

Focus on the kindergarten to grade 12 market

❑

Maintain strong relationships with the Ministry of Education, the Curriculum Development Center, the Provincial and Municipal Education Commissions, China Education Association and publishers

❑

Acquire companies which share the same goals and values of the Company

❑

Pursue alliance with strategic partners

❑

Accelerate the development of the portal and ensure that the content on the portal is the best available

❑

Promote the use of the portal on a nationwide basis with the objective of generating revenue by the first half of 2006

❑

Pursue listing in the US market and broaden investor base

Mid-term and long term goals:

❑

Establish national chain of bilingual kindergarten schools

❑

Pursue alliance with strategic partners

❑

Increase shareholder value

❑

Continue to develop quality teaching and study materials

❑

Own and operate the leading education portal in China

In order to continue to achieve our goals, we require additional funding.  There is no assurance that our business objectives will be realized and future events could differ materially from those now anticipated by management.

OVERALL PERFORMANCE

In 2004, the Company continued to expand its business in China.  On a consolidated basis, the Company’s total revenue was $6,541,351 as compared to $5,936,434 in 2003.  Its cost of sales was 69.6 % of total revenue in 2004 compared to 68.1 % in 2003.

The Company recorded a net loss of $561,821 in 2004 as compared to a net loss of $150,929 (as restated) in 2003.  Sales revenue and the loss for 2003 were previously reported to be $4,711,383 and $97,200 respectively.  The December 31, 2003 consolidated financial statements have been restated primarily because of a reclassification of sales revenue.  Previously, 2003 distribution income of $369,643 was recorded on a net basis and was restated to reflect sale on a gross basis, and to reflect related cost of sales.  As a result, sales revenues for 2003 have increased $1,227,591 to $5,936,434 and cost of sales has increased $1,227,591 from a previously reported amount of $2,725,809.

The loss in 2003 has increased from $97,200 to $150,929 due to an under-accrual of sales commission of $86,836 ($53,729 after non-controlling interest) which has been included in the cost of sales.

The Company’s future business plan includes the operation of an internet education portal, as well as its traditional education textbook business.  The ability of the Company to continue as a going concern is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan.  The outcome of these matters cannot be predicted at this time.

Result of operations for the year ended December 31, 2004, compared to December 31, 2003

Revenue was mainly derived from its subsidiaries, CEN Smart, TTTC, and the newly acquired NEB.  Gross profits have increased by 5.1% to $1,990,160 for the year ended December 31, 2004 from $1,893,047 for the year ended December 31, 2003.  The gross profit margin was 30.4% for the year ended December 31, 2004 compared to 31.9% for the year ended December 31, 2003.

At the present time, all revenues are being generated from the Company’s book distribution business, which is an established business line for the Company and for which the Company has an established customer base and products.  The Company believes that its gross margins, sales and expenses related to its book distribution business will remain stable or increase slightly during the next 12 months.  The Company may increase sales and marketing efforts to expand the distribution channels for its textbooks and educational materials.

In the future, the Company believes that it will generate revenues in future periods beginning in early 2006 from its education resources portal, which has not generated any revenue to date.  The Company has strategically focused a significant amount of its energy and resources, both capital and human, toward the development of the education resources portal and building relationships within the education industry in China for adoption of the portal.  Consequently, management believes that the rate of growth of the revenue from its traditional distribution business could slow in years ahead.  Management anticipates that as the Company’s total revenue increases, its expenses as a percentage of revenue could decrease materially as revenues from the Company’s education resources portal increases and the Company expands the use of the portal in various regions of China.

On a consolidated basis, expenses increased from $1,697,289 for the year ended December 31, 2003 to $1,784,072 for the year ended December 31, 2004.  As a percentage of gross profits, expenses were approximately 89.6% of gross profit for each of the years ended December 31, 2004 and 2003.  Overall, expenses are anticipated to increase in 2005 and 2006 as the Company continues to implement its strategy to commercialize its education resources portal and expand its user base.

The Company recorded a loss of ($0.02) per share in 2004 compared to a loss of ($0.01) per share in 2003.

Products

The Company develops and distributes educational products in China.  Educational books are developed by various authors in China and sent to various printing companies which produce the finished product.  There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).  Other products include ESL educational materials, Ecology textbooks and high school examination guides.

During 2004, the Company sold 15,314,000 textbooks as opposed to 12,796,000 for the year ended December 31, 2003.  TTTC sold 11,517,366 books in 2004 compared to 10,139,000 in 2003.  NEB sold 3,767,000 books in 2004, compared to 2,657,000 in 2003.  Overall, the total number of textbooks sold by the Company and its subsidiaries increased by approximately 19%.  Textbook sales are expected to increase in 2005 and to be the source of substantially all of the Company’s revenues for the year ending December 31, 2005.  The Company anticipates that its education resources portal will add additional distribution channels and markets for the Company’s textbook beginning in 2006, which should increase the number of textbooks sold and overall revenue.

The following is a discussion of certain major expense categories:

General and Administrative Expense

General and administrative expense increased 9% or $114,156 from $1,382,157 in fiscal 2004 as compared to  $1,268,001 in fiscal 2003, due primarily to a total of $205,658 of consulting and accounting fees for the year ended December 31, 2004 (2003: $141,103).  The increase in consulting and accounting fees was due to payments made to two consultants who assisted the Company in its efforts to evaluate a possible listing in the United States and fees associated with increased costs related to public company compliance.  Accounting fees increased as a result of additional reporting obligations and increased compliance expenses in Canada and the Company’s filing of a registration statement under the Securities Exchange Act of 1934 in the United States.  The Company paid  $411,174 in salaries and benefits for 2004 (2003: $372,585).  In 2004, salaries and benefits for China operations totaled $260,888 (2003: $233,475) and salaries and benefits for our executive and administrative office in Canada were $150,286 (2003: $139,110). The increase in salaries and benefits expense for the Company was due to a small increase at the head office and the inclusion of a full year of salaries and benefits expense for NEB, as compared to three months in 2003.  The Company paid a total of $60,274 in regulatory fees and annual report expenses for year ended December 31, 2004 (2003: $54,089).

The increased costs were offset by the following: a total of $154,369 spent for office expenses, including office administration, rental, postage, telephone, repairs and maintenance for the year ended December 31, 2004 (2003: $230,444).  The decrease was due to cost savings and the capitalization of certain internal costs for the website development education resources portal.  There were $59,141 in travel expenses for the year ended December 31, 2004 (2003: $111,707).  This decrease was due to a decrease in travel cost at the head office level and the capitalization of certain travel costs related to the development of the education resources portal.

Sales and Marketing Expense

Sales and marketing expense decreased 10% or $18,656 in fiscal 2004 as compared to fiscal 2003 because certain of the Company’s product offerings are becoming more established, reducing the need for marketing, and because the Company concentrated its marketing and sales efforts on a few larger customers for its products.  The Company anticipates that its education resources portal will add additional distribution channels and markets for the Company’s textbook beginning in 2006, which should increase the number of textbooks sold and overall revenue and decrease sales and marketing expenses as a percentage of revenues.

Amortization Expense

Amortization expense decreased 19.3% or $17,277 in fiscal 2004 as compared to fiscal 2003 because of capital assets becoming fully amortized during 2004.  Website development costs of $290,157 capitalized in fiscal 2004 were not subject to amortization as the asset was not fully in use. Amortization expense will increase as the website is in use and  therefore will be subject to amortization.

Impairment of Investment

The Company recorded an impairment of $36,201 with respect to its investment in an ESL project and voice recognition technology for the project. The voice recognition technology experienced deficiencies and management decided to cease work on the project. The carrying value of the project of approximately $69,000 at December 31, 2004 represents management’s best estimate of recovery from the  investment. Although management hopes to sell the project to a third party, no formal agreement or sale has been completed. Accordingly, actual results could differ from this estimate.

Stock-based compensation

There was $124,856 expensed in connection with stock-based compensation for the year ended December 31, 2004 (2003: $152,497).  Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  Stock-based compensation may increase in future periods if we issue additional stock options or incentives.  For more information, please refer to note 13 of the consolidated financial statements for the year ended December 31, 2004.

Foreign exchange loss/gain

We had a foreign exchange gain of $35,501 in fiscal 2004 compared to a loss of $71,023 in fiscal 2003. Effective January 1, 2004 management considered their subsidiaries to be self-sustaining as opposed to integrated. Accordingly, foreign exchange losses of $35,213 are reflected in shareholders equity as a cumulative translation adjustment. The comparative foreign exchange losses of approximately $45,000 for fiscal 2003 were charged to operations. The remaining foreign exchange gain increase in fiscal 2004 versus fiscal 2003 was a result of the Canadian dollar strengthening during the year relative to the US dollar.

Interest

There was $46,492 in interest expense for the year ended December 31, 2004 (2003: $8,646), which was paid to Wild Coyote Securities BVI, LC in connection with the promissory note held by the Company. The note was due on or before November 1, 2004 and as the amounts owing were not paid, the Company was deemed to be in default. Interest originally accrued at 8% per annum but increased to 2% monthly, compounded monthly at the date of default. On April 27, 2005, Wild Coyote Securities BVI, LC extended the due date of the promissory note to January 1, 2006 and waived the right to recourse against the Company’s assets to January 1, 2006.  We anticipate that we will raise sufficient capital to satisfy our obligations under the note, although we currently have no commitments for such financing.

Result of operations for the year ended December 31, 2003, compared to December 31, 2002

Revenue

Revenue during the years ended December 31, 2003 and 2002 were derived from sales and distribution of our textbooks and educational materials.  Sales revenue has been historically derived from the sale of textbooks and related educational materials that we develop, print and distribute.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

On a consolidated basis, our total revenue was $5,936,434 in 2003, compared to $2,051,211 in 2002, an increase of $3,885,223 or 189%.  This increase was as a result of our acquisition of NEB in September 2003, greater sales of IT, psychology and kindergarten textbooks in Sichuan Province by TTTC.  In 2002, TTTC sold 2,002,182 kindergarten books, 257,509 psychology books and 1,529,921 IT books.  In 2003, TTTC sold 4,046,695 kindergarten books, 2,661,730 psychology books, 2,580,354 IT books and approximately 850,000 books in other subject areas.

Gross Profit

Costs of sales is primarily attributable to the revenue we derive from sales and includes costs related to development, printing, sales and distribution of educational products.  Our cost of sales increased by $3,013,796 or 293% from $1,029,591 in 2002 to $4,043,387 in 2003.  The increase in costs of sales correlated to the increase in total sales revenue from 2002 to 2003.  As a percentage of sales revenue, cost of sales improved from 76.2% of sales revenue in 2002 to 68.1% of sales revenue in 2003.

Our gross profits increased by 85% to $1,893,047 for the year ended December 31, 2003, from $1,022,000 for the year ended December 31, 2002.  Increase in gross profits correlated to increase in overall sales due to the our acquisition of NEB in September 2003 and increased overall sales.  Our gross profit margin was 49.89% for the year ended December 31, 2003, compared to 31.8% for the year ended December 31, 2002.

Expenses

On a consolidated basis, our expenses increased from $986,412 for the year ended December 31, 2002, to $1,697,289 for the year ended December 31, 2003.  However, the ratio of expenses to revenue for the year ended December 31, 2003, decreased to 28.6% from 56.8% compared to the previous year as a result of increased incremental sales.  The decrease in expenses as a percentage of revenue resulted from certain economies realized by an increase in total sales.

Our net loss was $150,929 for the year ended December 31, 2003, compared to $779,764 for the year ended December 31, 2002.  Our net loss per share decreased to $0.01 for the year ended December 31, 2003, from $0.03 for the year ended December 31, 2002.

The following is a discussion of certain major expense categories:

Bad debts

We had $214,617 in bad debts written off for the year ended December 31, 2003 (2002: $nil).  This was mainly due to the aged receivables in TTTC’s operations, which we reviewed and determined were uncollectable.  Since our acquisition of TTTC in August 2002, we have implemented new credit policies designed to better control and monitor account receivables.

Consulting and accounting

We had a total of $141,266 of consulting and accounting fees for the year ended December 31, 2003 (2002: $245,189).  The 2002 figure included a one-time bonus of $191,304 to a consultant for managing the operations of CEN Smart.  The consulting fee included $49,797 in 2003 (2002: $nil) paid to Cavalcanti Hume Funfer Inc., which provided us with investor relations advisory services.  The consulting arrangement with to Cavalcanti Hume Funfer Inc. was terminated in 2003.

Foreign exchange loss

We had a $71,023 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our reporting currency is the United States dollar.  The exchange rate of the Chinese Renminbi (“RMB”) against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar (“CDN”) relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal office operations.

Interest

We had $8,646 in interest expense for the year ended December 31, 2003 (2002: $33,425).  In 2003, we repaid $561,385, including short-term and long-term debts bearing interest at 20%, to reduce the total short-term and long-term loans to $188,814.  Interest expense was offset by $2,540 in interest income for the year ended December 31, 2003 (2002: $40,736).  The decrease in the interest income was due to a one-time interest income of $26,569 from a textbook distribution project in 2002.

Legal and audit

We had $141,103 in legal and audit fees for the year ended December 31, 2003 (2002: $82,573).  Legal fees incurred by our head office were $64,786 for the year ended December 31, 2003, compared to $22,180 for the year ended December 31, 2002.

We incurred a significant increase in legal fees due to the increase in the number of financings completed by the Company, the acquisition of NEB, our evaluation of the process required for seeking a listing in the United States and an increased number of collaboration agreements.  Audit fee incurred by our head office was $23,717 for the year ended December 31, 2003, compared to $28,893 for the year ended December 31, 2002.

Our subsidiaries in China incurred legal fees totaling $13,933 for the year ended December 31, 2003, compared to $16,938 for the year ended December 31, 2002; and audit fees of $38,667 for the year ended December 31, 2003, compared to $14,562 for the year ended December 31, 2002.

Media services

We incurred $17,270 in media related expenses in connection with news and media releases in 2003 (2002: $3,434) due to the increase in corporate and business activities.

Office

We incurred office expenses, including office administration, rental, postage, telephone, repairs and maintenance, of $226,249 for the year ended December 31, 2003 (2002: $148,745).  The increase was mainly due to our increased operations in China and our acquisition of NEB.  TTTC was acquired in August, 2002; therefore, our consolidated office expenses in 2002 only reflected TTTC’s office expenses for four months, approximately $65,605.  TTTC’s office expenses were $141,224 for the twelve-month period ended December 31, 2003, compared to $65,605 for the four-month period ended December 31, 2002.  In addition, administration expenses increased due to the significant increase of sales activities and textbook shipments.

Regulatory fees and annual report

We incurred regulatory fees and report expenses of $54,089 for the year ended December 31, 2003 (2002: $10,469).  The increase was due to an increase in financing activities and reporting activities and increased costs related to preparing, printing and mailing materials for our annual report in 2003.

Salaries and benefits

We incurred salaries and expenses of $372,585 for the year ended December 31, 2003 (2002: $274,314).  The increase was primarily due to our expansion of our operations in China and our acquisition of NEB in September, 2003.  Our consolidated salary expenses in 2002 reflected TTTC’s salary and benefit expenses for the four-month period after the acquisition.  TTTC’s salaries and benefits expenses were $185,776 for the twelve-month period ended December 31, 2003, compared to $56,517 for the four-month period ended December 31, 2002.  TTTC had over 30 full and part-time employees in 2003.

Salary expenses for our principal corporate office personnel decreased by 26% to $139,110 in 2003 from $188,876 in 2002, as a result of layoffs of three employees in July, 2003 in an effort to reduce our overhead.  Salary expenses at our principal corporate office consisted of salaries paid to our Chairman and our President.

We incurred other salary expenses of $47,699 in 2003, including NEB’s salary expense of $15,563 for the three-month period ended December 31, 2003, and CEN Smart’s salary expense of $32,136 for the twelve-month period ended December 31, 2003, compared to $28,921 in 2002.

Stock-Based Compensation

We incurred stock-based compensation expenses of $152,497 for the year ended December 31, 2003 (2002: $nil).  Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 13 of our consolidated financial statements.

Travel

Travel expenses were $111,707 for the year ended December 31, 2003 (2002: $48,985).  This significant increase was due to operations in TTTC, including sales and marketing activities for promoting book sales and building relationships with potential customers in different cities and provinces, and staff training benefits in different cities.  TTTC’s total travel expenses were $93,976 in 2003 compared to $28,171 in 2002.  The other travel expenses were $17,731 in 2003 compared to $20,814 in 2002.

Results of operations for the unaudited three and nine month periods ended September 30, 2005, compared to the same periods ended September 30, 2004.

No SAS 100 review has been performed.

OVERALL PERFORMANCE

 The Company continued to expand its business in China.  On a consolidated basis for the three months ended September 30, 2005, the Company’s total gross revenue was $3,879,999.  Its cost of sales was $2,124,551 for the three months ended September 30, 2005, resulting in gross profit of $1,755,448.  This is compared to total gross revenue of $1,866,070 and cost of sales of $921,345 and gross profit of $944,734 for the comparable period in 2004.

On a consolidated basis for the nine months ended September 30, 2005, the Company’s gross revenue was $4,736,814 and cost of sales were $3,142,552 resulting in a gross profit of $1,594,262.  This is compared to gross revenue of $3,490,304 and gross profit of $1,324,811for the nine months ended September 30, 2004.

For the three months ended September 30, 2005 net income was $1,132,312, as compared to $317,216 for the three months ended September 30, 2004.  On a per share basis, the net income increased from $.011 per share basic to $.035 per share basic.

For the nine months ended September 30, 2005, net income increased from a loss of $18,524 to a profit of $345,088.  On a per share basis, the net income increased from a loss of $.0005 per share basic to a profit of $.01 per share basic.

OPERATIONS

For the three month period ended September 30, 2005

On a consolidated basis, expenses were $342,131 for the three months ended September 30, 2005 compared to $371,396for the three months ended September 30, 2004.

The following is a discussion of the certain major expense categories for the three months ended September 30, 2005:

Consulting and accounting

There was a total of $10,525 for consulting and accounting for the three months ended September 30, 2005 as compared to $38,572 for the three months ended September 30, 2004.   The decrease was because the Company terminated consulting agreements with vFinance Inc. and Raymond Skiptunis, an American consultant.  Under their contracts, the Company paid Mr. Skiptunis $5,000 per month and vFinance $2,000 per month in 2004.

Foreign exchange gain/loss

There was $58,262 in foreign exchange gain for three months ended September 30, 2005 compared to $5,513 for the three months ended September 31, 2004.  The foreign exchange gain on the financial results was mainly due to the strength of the Chinese Yuan versus the U.S. dollar.

Interest

For the three months ended September 30, 2005 the Company’s interest expenses were $18,050 and the Company realized interest income of $21,365,. compared to interest expenses of $9,974 and interest income of $2,644 for the three months ended September 30, 2004. The increase in interest expense was as a result of the interest paid to Wild Coyote Securities Inc. which was at a rate of 2% per month. The interest rate for the comparable period last year was 8% per annum.  The increase in interest income was due to more cash on hand during the 2005 period.

Legal and audit

There were $11,953 in legal and audit fees for the three months ended September 30, 2005 compared to $24,117 for the three months ended September 30, 2004 which included payments to the current auditor for a trip to China in advance of the auditor agreeing to act as auditor.

Office

There was a total of $122,197 spent for office expenses, including office administration, rental, postage, telephone, transportation, repairs and maintenance for the three months ended September 30, 2005 compared to $35,888 for the three months ended September 30, 2004.  The substantial increase occurred because TTTC increased its office space from 303 to 606 square meters and hired 5 more people for web development.

Regulatory fees and annual report expenses

Regulatory fees and annual report expenses were $7,679 for the three months ended September 30, 2005 compared to $16,413 for the three months ended September 30, 2004.

Salaries and benefits

Salaries and benefits were $118,789 for the three months ended September 30, 2005 compared to $156,306 for the three months ended September 30, 2004.  The decrease was because there were no salaries and benefits paid to the Chairman or the President as payments were deferred.  Their salaries were paid in the 4th quarter of 2005.

Stock based compensation

There was $3,595 of expenses in connection with stock based compensation for the three months ended September 30, 2005 as compared to $4,097 for the three months ended September 30, 2004.

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.

Travel

Travel expenses were $10,319 for the three months ended September 30, 2005 compared to $23,883 for the three months ended September 30, 2004.  The decrease was due to fewer trips to China from head office.

For the nine months period ended September 30, 2005

On a consolidated basis, expenses were $1,073,926 for the nine months ended September 30, 2005 compared to $1,1,124,093 for the nine months ended September 30, 2004.

The following is a discussion of the certain major expense categories for the nine months ended September 30, 2005:

Consulting and accounting

Consulting and accounting fees were $70,998 for the nine months ended September 30, 2005 compared to $142,315 for the same period last year.

The significant decrease occurred because the Company terminated the contracts of Raymond Skiptunis and vFinance Inc., consultants whom were being paid a combined total of $7,000 per month in the comparable period last year.

Foreign exchange gain/loss

There was a foreign exchange gain of $61,114 for the nine months ended September 30, 2005 compared to a gain of $14,014 for the same period last year.  The increase occurred because of the strength of the Chinese Yuan relative to the U.S. dollar.

Interest

Interest expenses were $60,204 for the nine months ended September 30, 2005 compared to $22,579 for the same period last year.  The substantial increase occurred as a result of the interest paid to Wild Coyote Securities Inc. which was at 2% per month.  In the comparable period last year, the interest rate was 8% per annum

Legal and audit

Legal and audit fees were $142,540 for the nine months ended September 30, 2005 compared to $71,531 for the nine months ended September 30, 2004.  The substantial increase was due to audit expenses.  The Company changed auditors in 2004 resulting in an increase in audit costs and expenses.

Office

Office expenses were $248,037 for the nine months ended September 30, 2005 as compared with $121,494 for the same period in 2004.  The increase resulted because TTTC increased its office space from 303 to 606 square meters and in addition, hired 5 more people for web development.

Regulatory fees and annual report expenses

Regulatory fees and annual report expenses were $51,703 for the nine months ended September 30, 2005 compared to $52,809 for the nine months ended September 30, 2004.

Salaries and benefits

Total salaries and benefits were $343,397 for the nine months ended September 30, 2005 compared to $375,888 for the same period last year.

Stock based compensation

There was $20,444 of expenses in connection with stock based compensation for the nine months ended September 30, 2005, as compared to $82,404 for the comparable period last year.  The substantial decrease occurred because of the number of options granted and the lower price of the Company’s shares.

Travel

Travel expenses were $46,904 for the nine month period ended September 30, 2005 as compared to $64,838 last year due to increased travel.

Segmented information

The Company’s operations are in two geographical areas: Canada and China.  The Company’s head office is in Vancouver, Canada and its operating subsidiaries are located in China.  Sales revenue is mainly generated from the operations in China.  Sales revenue is derived from the sale of textbooks and related educational materials.  Distribution income is net income paid to the Company directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay the Company a negotiated percentage of final retail sales or a fixed fee.

For nine months ended September 30, 2005, total consolidated revenue in China was $4,736,814 (2004: $2,633,193).  There is no revenue generated in Canada.  Profit before amortization and interest expense in China was $1,112,861 for nine months ended September 30, 2005 compared to $810,855 for the same period last year.

INVESTMENTS

During the nine-month period ended September 30, 2005, the Company made no investments in new businesses beyond funding its current operations.  The Company has not received a return from any of its investments as at September 30, 2005.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a positive working capital position of $1,406,159 with cash and balances of $1,951,309 as at September 30, 2005 compared to $665,737 with cash and bank balances of $2,226,416 as at December 31, 2004.  The increase of working capital was mainly due to the increase in accounts receivable of $1,961,521 and a decrease in inventory of $211,977.

Cash flow for the three months ended September 30, 2005

Cash flow from operations was $1,338,342 for the third quarter of 2005 compared to a deficit position of $150,797 in the same quarter of 2004.  The improvement in cash flow resulted primarily from an increase of $815,096 in net profit and an increase in accounts payable of $274,528.

Cash flow from investing was in a deficit position of $371,247 in the third quarter of 2005 compared to a deficit position of $10,994 in the same quarter of 2004.  The deficit position resulted from the purchase of capital assets.  (Please refer to Note 7 in The Company’s Interim Financial Statements for the nine months ended September 30, 2005 for details.)

Cash flow from financing was in a deficit position of $3,876 as compared to a deficit position of $48,773 for the same period last year.  The Company did not raise any money during this period.

Cash flow for the nine months ended September 30, 2005

Cash flow from operations was in a deficit position of $45,097 for the first three quarters of 2005 compared to deficit of $989,274 in the same period of last year.  The improvement in cash flow resulted form an increase in net profit of some $363,612 and an increase in accounts payable of $224,763.  In 2004, the Company used cash to increase its inventory by $652,938.  In 2005, $211,777 in inventory was reduced to increase cash balances.

Cash flow from investing was in a deficit position of $834,484 for the first three quarters of 2005 compared to a deficit position $153,218 in the same period of last year.  The increase was due to the purchase of capital assets which included approximately $11,762 in computer equipment, $170,007 for an automobile, and $555,637 spent on website development.

Cash flow from financing activities was $604,474 for the first three quarters of 2005, as compared to $1,063,225 in 2004.  The difference resulted from a repayment of $307,597 of the loan from Wild Coyote Securities Inc.  In addition, the Company raised $912,071 in equity financing during the nine months ended September 30, 2005 as opposed to $708,168 in 2004.

Property and equipment

As at September 30, 2005, the Company’s net property and equipment was $1,134,914 as compared to $429,167 as at December 30, 2004.  During the year, the Company purchased motor vehicles for $170,007 and incurred $555,637 in web development costs which were capitalized.

Debt

As at September 30, 2005, the Company’s short term debt totaled $232,045 as compared to $504,133 as to September 30, 2004.  The reduction was due primarily to the repayment of $307,597 to Wild Coyote Securities Inc.

Shareholders Equity

Shareholders equity was $5,584,347 as at September 30, 2005 compared to $4,290,586 as at December 31, 2004.  The Company raised $912,071 in equity during the first nine months of 2005.  The accumulated deficit of $17,299,404 as at December 30, 2004 was reduced to $16,954,316 due to a net profit of $345,088 for the first nine months of 2005.

Outstanding share data

The Company’s common shares outstanding at September 30, 2005 were 32,769,147 as compared to 30,580,492 as at December 30, 2004.  The increase was due to two private placements:

Shares
Opening balance as at January 1, 2005	30,580,492
Private placement in January 2005	1,048,655
Private placement in June 2005	1,140,000

Closing balance as at September 30, 2005	32,769,147

Dividend

The payment of dividends to shareholders will depend on a number of factors such as earnings, our financial requirements and other factors that the Board of Directors considers relevant in the circumstances.  Since the Company is in a growth phase, there is no current intention to pay dividends on the common shares in the short term.  The Board of Directors will review this policy, from time to time, as circumstances change.  To date, the Company has not declared or paid any dividends on any of its shares.

SUBSEQUENT EVENTS TO SEPTEMBER 30, 2005

1.

On October 21, 2005, the Company announced the appointment of Jeffrey Munks to the Board of Directors.  Mr. Munks is a resident of California and has 25 years of senior business experience in a variety of areas including elearning, network technologies and language services.

2.

On October 21, 2005, the Company announced that it granted an aggregate of 900,000 incentive stock options to certain directors and/or officers.  Of the 900,000 options, 550,000 had previously expired and were re-granted at the previous exercise price of $1.05 per share for a period of 5 years expiring October 19, 2010 and 350,000 are new grants exercisable at a price of $0.65 per share and also expiring October 19, 2010.

3.

On December 20, 2005, the Company announced that it completed a private placement for gross proceeds of $2,051,500 CDN.  The Company issued 2,564,437 units at a price of $0.80 cents per unit.  Each unit consists of one common share and one half share purchase warrant.  One whole warrant entitles the holder to purchase a common share at a price of $1.00 for a period of six months from closing and thereafter for a period of 12 months from closing at a price of $1.50 per share.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following tables summarize our contractual obligations as of December 31, 2004 and September 30, 2005, respectively, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

As at December 31, 2004, we had the following contractual obligations and commercial commitments:

	Payments Due by Period

Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations(1),	$539,642	$539,642	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases(3),	99,820	40,760	$59,060
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
TOTAL	$639,462	$539,642	$59,060

.

As at September 30, 2005, we had the following contractual obligations and commercial commitments:

Contractual Obligations (As at June 30, 2005)	Payments Due by Period
	Total	Less Than One Year, (2),	1-3 Years	4-5 Years	After 5 Years
Debt Obligations(1),	$232,045	$232,045	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases(3),	225,595	116,660	$108,935	--	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
TOTAL	$457,640	$348,705	$108,935	--	--

(1)

We have an obligation to repay a loan to Wild Coyote Securities of US$500,000 incurred on March 16, 2004.  The loan was due on or before November 1, 2004.  On April 27,2005, Wild Coyote Securities extended the due date to January 1, 2006.  As at September 30, 2005, the balance due to Wild Coyote was $201,857.

(2)

We have a loan of US$30,188 related to an auto financing loan in China due on November 14, 2005.  The currency for this loan is RMB.  We currently have sufficient cash and cash equivalents to repay this loan.

As of September 30, 2005, we had total current liabilities of $4,648,944 and cash and cash equivalents of $1,951,309.

We intend to finance any expansion of our existing operations (textbook, study aids, Kindergarten curriculum and ESL materials) from cash flow from operations, or a combination of cash flow from operations and financing.  We anticipate we will be able to meet our contractual obligations during the next 12 months from operating cash flow and recently raised capital.  In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise new financing to cover the shortfall through the issue of debt or equity. There can be no assurance such new financing will be available or accessible on reasonable terms.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management.

As of March 1, 2006 the following persons are directors and senior management of the Company:

Directors:

Name	Age	Appointment date
C.F. Zhou	49	March 31, 2000
Ronald Shon	52	March 31, 2000
Wang Li	48	March 11, 2002
William Chang	49	November 27, 2000
William Calvin	73	May 12, 2004
Jeffrey Munks	53	October 21, 2005

Officers:

Name	Office	Age	Appointment date
C.F. Zhou	Chairman and Director	49	March 31, 2000
Ronald Shon	President, acting Principal Financial Officer	52	March 31, 2000
Mary Chin(1)	former Chief Financial Officer	36	July 25, 2003 to January 7, 2005
Victor Kwee (2)	former Chief Financial Officer	36	January 7, 2005 to May 6, 2005

(1)  Ms. Chin resigned as Chief Financial Officer on January 7, 2005, and was replaced Mr. Kwee.

(2)  Mr. Kwee resigned as Chief Financial Officer on May 6, 2005, and was replaced by  Ronald Shon as Acting Principal Financial Officer.

Description of each person’s business experience:

Chengfeng Zhou, Chairman and Director (Vancouver, British Columbia)

Mr. Chengfeng Zhou is Chairman and a Director of China Education Resources Inc. from 1994 to present. He has also served as President and Director of Double Ocean Investments Inc. in Vancouver, British Columbia.  Double Ocean Investments is a private investment holding company with investments in hotels and securities.  Mr. Zhou is also a director of Allied Pacific Properties and Hotels Ltd., and served as its President and C.E.O. from 1996 to 1997.  Allied Pacific was a private company which owned a number of Canadian hotels.  Prior to 1994, Mr. Zhou acted as an advisor to a number of companies in Ontario and China and was a Lecturer at Beijing United University.  Mr. Zhou obtained a B.A. degree from the People’s University of China, Beijing, in 1983 and also studied business in the Faculty of Business Administration of Memorial University of Newfoundland from 1990 to 1991.

Ronald C. Shon, President, Acting Principal Financial Officer and Secretary, and Director (Vancouver, British Columbia)

Mr. Ronald Shon is President and a Director of China Education Resources Inc.  He is also President of the Shon Group of Companies, a group of privately held real estate investment and development companies.  He has held this position since 1977.  Mr. Shon has also been Chairman of Skyline Gold Corporation since 1986, and is a director of the Spectra Group of Great Restaurants Inc.  Skyline is a mining exploration company currently trading on the TSX-Venture Exchange.  Spectra is a restaurant holding company and trades on the TSX main board.  He obtained a B.A. degree from Stanford University in 1975 and a M.B.A. degree from the Wharton School, University of Pennsylvania in 1977.  Mr. Shon assumed the position of Acting Principal Financial Officer and Secretary upon the resignation of Victor Kwee.

Victor Kwee, Chief Financial Officer and Secretary

Victor Kwee was appointed as the Chief Financial Officer for the Company on January 4, 2005.  Mr. Kwee resigned on May 6, 2005.  Mr. Kwee has a Bachelor of Business Administration from Simon Fraser University and is a Certified Management Accountant (CMA).

Mary Chin, Chief Financial Officer and Secretary (Vancouver, British Columbia)

Ms. Chin was the Chief Financial Office and Secretary of China Education Resources Inc.  Ms. Chin was a financial accountant at PriceWaterhouseCoopers from 1993 to 1994, an assistant officer at Fuji Bank (HK) from 1994 to 1996, a financial analyst at the Hong Kong Airport Authority from 1996 to 1998, an investment analyst at the Crocus Investment Fund from November 1999 to June 2002, a Manitoba labour sponsored fund, an investment analyst at Evan & Evans, a Vancouver-based business valuation firm November 2002 to June 2003 and joined China Education Resources Inc. as CFO and Secretary in July 2003.  Ms. Chin resigned effective on January 7, 2005.

Wang Li, Director (Beijing, China)

Ms. Wang Li currently serves as the Executive Director of China’s Stock Exchange Executive Council (SEEC) and Managing Director of SEEC Holdings Limited (SEEC Holdings).  SEEC is a Beijing-based investment banking firm which provides the full range of investment banking services typically offered by similar North American firms.  The SEEC also publishes a biweekly financial newsletter in China.  Ms. Wang has held her positions with SEEC for more than five years.

William H.C. Chang, Director (Atherton, California)

Mr. William Chang is a Director of China Education Resources Inc., and the President and CEO of The Westlake Group, based in San Mateo, California, and has served in these position since 1977 .  The Westlake Group is a consortium of affiliated companies involved in multinational businesses, including broadcasting and venture capital.  The Westlake Group is private and owned by Mr. Chang’s father.  He has over 20 years experience in managing over 30 companies in the United States, China, and Japan.  He serves as Trustee of the Asia Foundation, California International Relations Foundation, and the Harvard University Asia Center.  He holds an Oxford GCE in Computer Science and a Bachelor’s degree in Economics from Harvard University.

William Calvin, Director (Vancouver, British Columbia)

Mr. Calvin is a retired partner of PriceWaterhouseCoopers (PWC), Vancouver.  He obtained his Bachelor of Commerce at the University of Toronto in 1952 and his CA designation in Ontario in 1956 with Coopers & Lybrand (a legacy firm of PWC) and moved to Vancouver with them in 1956.  Mr. Calvin had been active in many areas of practice with PWC until his retirement in 1985.  They included taxation, audit and business advisory services.

After retirement, Mr. Calvin has been active in the firms Asian Practice with clients from China, Taipei and Korea.  Those include assisting China International Trust and Investment Corp., in its first foreign investment, its Celgar pulp mill; assistance to China Trust in Taiwan in establishing a full service bank in Canada; assistance to Posco J Korea in its Canadian coal mining investment.

Mr. Calvin has also been awarded the prestigious Confederation Medal from the Senate of Canada.

Jeffrey Munks, Director (Templeton, California)

Mr. Munks is a native and resident of California and has 25 years of senior business experience in a variety of areas including eLearning, network technologies, and language services.  He has also worked in higher education, where his entrepreneurial business skills helped generate new models for public-private partnering.  Mr. Munks currently works for Anteon Corporation as a senior program manager and is assigned to the United States Navy’s Executive Learning Office where, for the last 3 ½ years, he has helped develop and manage programs supporting the career professional development of Navy admirals and senior civilian executives.

Previously, Mr. Munks was a co-founder of Language Line Services, a company that makes interpreters in 140 languages available over the phone to support virtually any application.  Language Line was acquired by AT&T in 1989 and Munks stayed to help lead the business through more than a 4,000% in revenue growth over a five year period.   Language Line was recently acquired by ABRY Partners for more than $700 million.

In 1997, Mr. Munks secured $4 million U.S. in venture funding and founded Arista Knowledge Systems, a software company that pioneered digital content management processes to support network-based elearning applications.  Arista was acquired by industry leader Digital Think Inc. in July 2000 in a cash and stock deal worth approximately $30 million.

Guan Hai, President of Today’s Teachers Technology and Culture Ltd.

Mr. Guan Hai is President of TTTC.  He was appointed as President on August 1, 2002.  He is a Beijing resident.  Mr. Guan Hai has served as business officer for the Beijing Daily and has also been involved in the Literature and Art Department with Beijing Television.  He was also co-founder of the Beijing Huili Science and Culture Research Institute and has served as Deputy Director of the institution.  He has been with TTTC since 1996 serving as vice-president before being appointed President in 2002.  Mr. Guan Hai is currently studying in the Executive MBA program at Qinhua University.

Feng Yijie, President of NEB

Mr. Feng Yijie is President of NEB and was appointed on September 1, 2003.   Mr. Feng graduated from Changchun Education College and was the head master of Changchun No. 68 Middle School.  He currently serves as the delegate of Chasxang District Congress of Changchun City Executive Director of Chanyang Education Association and Education advisor for West China area.  Mr. Feng has been President of NEB since January 2004.

Other Directorships

Ronald Shon is a director of Skyline Gold Corporation, a TSX Venture listed public company, and The Spectra Group of Great Restaurants, a TSX listed company.

C. F. Zhou is also director of Skyline Gold Corporation and Allied Pacific Properties & Hotels Ltd., both TSX Venture listed companies.

Neither William Chang, William Calvin nor Jeffrey Munks have any corporate directorships other than China Education Resources Inc.

Family Relationships

William Chang is the brother-in-law of Ronald Shon.  Mr. Chang is married to Mr. Shon’s sister.

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers has been involved in any legal proceedings that are material to an evaluation of the ability or integrity of such person.

Board Committees

Our only standing committees of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Only Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President and Acting Principal Financial Officer.  Our Compensation and Governance Committee consists of William Chang and William Calvin.

The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

The Compensation and Governance Committee is directed to develop the Company’s approach to governance issues, including the Exchange requirements and guidelines.  The Committee also reviews and advises the Board regarding compensation of the Company’s senior officers and Board members.

B.      Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year in respect to each of the individuals who were, as at the date of this registration statement, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal year ended December 31, 2004, and the compensation earned by each of the named executive officers for each of the fiscal years ended December 31, 2002, 2003 and 2004.  The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION					LONG-TERM COMPENSATION AWARDS

Name Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (4)	Securities Underlying Options/SARs (#)	LTIP

Ronald Shon President, Acting Principal Financial Officer	2004 2003 2002	CDN $90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	700,000 options 0	N/A
C.F. Zhou Chairman	2004 2003 2002	CDN $90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	250,000 options 0	N/A
Mary Chin(1) CFO	2004 2003 2002	CDN $79,765 $42,414 (1) NIL	0 0 0	0 0 0	0 0 0	60,000 options	N/A
Guan Hai President, TTTC	2004 2003 2002	RMB 84,000 ($10,169) NIL	0 0 0	0 0 0	0 0 0	100,000 options	N/A
Feng Yijie President, NEB	2004 2003 2002	RMB 60,000 ($7,264) NIL	0 0 0	0 0 0	0 0 0	N/A	N/A

(1)

Mary Chin was appointed Chief Financial Officer and Corporate Secretary on July 15, 2003, and resigned January 7, 2005.

Our Directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve our company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plans allow for the issuance of 1,000,000 options each, while the February 21, 2003 plan allows for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Education, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

The following table sets forth the stock options granted to our named executive officers and directors during the year ended December 31, 2004.  No stock appreciation rights were awarded.

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price (CDN$/Share)	Expiration date
Guan Hai	100,000	62.5%	CDN $0.90 (~$0.686)	4-13-09
Mary Chin	60,000	37.5%	CDN $1.05 (~$0.802)	3-30-09

(Mary Chin’s stock options expired 30 days after her resignation on January 7, 2005)

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY- end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options/SARs at FY- end ($) Exercisable/ Unexercisable
Ronald Shon	0	0	500,000 / 200,000	0
C.F. Zhou	0	0	200,000 / 250,000	0
Guan Hai	0	0	100,000 / 200,000	0
Wang Li	0	0	66,667/33,333	0

We have not re-priced any options / SARs during the last fiscal year.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made by China Education to date.  However, we are considering this plan in the future.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for the directors or officers.  However, we are planning to implement some retirement benefit plans for employees.

Compensation of Directors

We do not compensate our directors.  None of our directors received compensation for their service as directors during the fiscal years ended December 31, 2004 or 2005.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We have no employment contracts or arrangements between us or our subsidiaries and our directors and/or executive officers, however; we are planning to have employment contracts with key officers and employees.

C.

Board practices.

Our board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Our only standing committees of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Only Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President and acting Principal Financial Officer.  Our Compensation and Governance Committee consists of William Chang and William Calvin.

The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

The Compensation and Governance Committee is directed to develop the Company’s approach to governance issues, including the Exchange requirements and guidelines.  The Committee also reviews and advises to the Board compensation of the Company’s senior officers and Board members.

D.      Employees.

We currently have 51 full time employees and four part time employees.  Thirty full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five people in sales, seven in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

E.      Share ownership.

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of March 1, 2006 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Directors and Executive Officers
Common Shares	C. F. Zhou 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	6,579,426 (2)	18.62%
Common Shares	Ronald Shon 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,168,864 (3)	6.14%
Common Shares	William Chang 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	1,166,931 (4)	3.30%
Common Shares	Wang Li 11th Floor, Prime Tower 22 Chaoyangmenwai Drive Beijing, China 100020	66,666 (5)	0.19%
Common Shares	Guan Hai 3rd Floor, North Building No.3 Huayuanhutong Andingmennei Beijing, China 100009	440,434 (6)	1.24%
Common Shares	William Calvin 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	50,000(8)	0.14%
Common Shares	Officers and Directors as a Group (7 persons)	10,571,820 (9)	29.92%

(1)

Based on an aggregate 35,333,584 common shares outstanding as of March 1, 2006 and 1,425,314 common shares for individual options or warrants which exercisable by such holder within 60 days of December 31, 2005, the total fully diluted (exclude the non-vested options) number of common shares were 36,758,898 as of December 31, 2005.

(2)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 6,579,426 which include total outstanding common shares of 6,459,426 and the vested options of 120,000.

(3)

Ronald Shon: The fully diluted common shares of Mr. Shon were 2,168,864 which include total outstanding common shares of 1,068,864, the vested options of 1,100,000 (include 600,000 options from an individual shareholder), and options of 500,000 exercisable within 60 days of March 1, 2006.

(4)

William Chang: The fully diluted common shares of Mr. Chang were 1,166,431 which are total outstanding common shares of 1,166,431, vested options of 350,000, as at March 1, 2006.

(5)

Wang Li: The fully diluted common shares of Ms. Li were 66,666 which are vested options of 66,666.

(6)

Guan Hai: The fully diluted common shares of Mr. Hai were 540,432 which include total outstanding common shares of 340,434, the vested options of 133,332 and options of 66,666  exercisable within 60 days of March 1, 2006.

 (7)

William Calvin has 100,000 share purchase options, 25,000 of which are vested and 25,000 exercisable within 60 days of March 1, 2006.

 (8)

The fully diluted common shares owned by all the officers and directors were 10,571,820.

We are not aware of any arrangement which might result in a change in control in the future.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.  For particulars on outstanding stock options, see “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders.

As at March 1, 2006 we had 35,333,584 common shares issued and outstanding.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at December 31, 2005, except as follows:

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Common Shares	C. F. Zhou 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	6,579,426 (1)	18.62%
Common Shares	Ronald Shon 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,168,864 (2)	6.14%

(1)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 6,579,426 which include total outstanding common shares of 6,459,426 and vested options of 120,000.

(2)

Ronald Shon: The fully diluted common shares of Mr. Shon were 2,168,864 which include total outstanding common shares of 1,068,864, the vested options of 1,100,000 (include 600,000 options from an individual shareholder), and options of 500,000 exercisable within 60 days of March 1, 2006.

All of our common shares have identical voting rights.

B.      Related Party Transactions.

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

C. F. Zhou and Ronald Shon each receive salary and compensation as officers of the Company.  See, “Compensation.”  Except for salaries paid to C. F. Zhou and Ronald Shon, we have not entered into any transactions with related parties in excess of $60,000 during 2004 or through December 31, 2005.

International Skyline Gold Corporation (“Skyline Gold”) is a mining company in Vancouver, British Columbia, Canada.  Skyline Gold has directors in common with us.  China Education’s head office shared the office space with Skyline Gold in the past and moved out in September 2002.  During the year ended December 31, 2004, the Company incurred an expense of $1,235 (2003: $6,590, including office space) in office staff benefits and storage rental to Skyline Gold.  The total balance due to Skyline Gold as of December 31, 2004 and March 31, 2005 was $759 and $751 respectively.   These amounts were written off in 2005 with the consent of Skyline.

Lanch Holdings Ltd (“Lanch”) is a real estate company in Vancouver, British Columbia, Canada.   Lanch is controlled by an immediate family member of a director/officer of the Company.  During the year ended December 31, 2004, the Company received an advance of $8,788 (2003 - $42,484) from Lanch for working capital requirements.  The advances were non-interest bearing and were repaid in the three month period ended March 31, 2005.

BDR Investments Ltd (“BDR”) is a real estate company in Vancouver, British Columbia, Canada.  BDR is controlled by Ronald Shon, a director/officer of the Company.  During the year ended December 31, 2004, the Company incurred an expense of $21,048 (2003 - $22,894) in office rent and parking to BDR.   Since September 2002, China Education’s head office has been sharing the office space with BDR.  As at September 30, 2005, the balance due to BDR was $11,095.

Beijing Anli Information and Consulting Company (“Anli”) are shareholders of the Company.  During 2003, the Company advanced funds of $146,017 to Anli for business purposes.  A loan agreement was signed on October 28, 2003 for a one year term, non-interest bearing.  This loan agreement has been extended on its anniversary dates for further one year terms and currently comes due on October 28, 2006.  Anli has provided 1,639,000 common share of the Company as collateral, the fair market value of which was $750,270 as of December 31, 2004.  In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli for exercising its warrants of 240,000 common shares valued at $0.32.  In addition, the Company advanced funds to Anli of $30,173 in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203.  The loan is due on demand and is non-interest bearing.

During the year ended December 31, 2004, the Company incurred an expense of $5,691 [2003 - $5,201] in office services to L.C. Management Ltd. (“LC Ltd.”). LC Ltd. is controlled by a director/officer of the Company.  The balance due to L.C. Ltd. as at September 30, 2005 was $1,096.

During the year ended December 31, 2004, an officer advanced $7,118 to the Company which remains outstanding as at December 31, 2004. The loan is due on demand and is non-interest bearing.  This amount has since been repaid.

During the year ended December 31, 2003, the Company made a non-interest bearing advance of $22,144 to an officer which was repaid on August 27, 2004.  The balance of the loan on December 31, 2003 was $5,816.

During the nine month period ended September 30, 2005, the Company issued a non-interest bearing advance of $58,480 to two officers of the Company.  The amounts due to the officers total $167,810.81 as at September 30, 2005.  As at December 21, 2005, the two officers have repaid the advances to the Company and the Company has repaid the loan from the officers.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2003.  There is no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

C.      Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the report of our Auditors.  See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  Currently the Company has a policy of investing its earnings (if any) in expansion of its business, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the common shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.

B.      Significant Changes.

No significant changes have occurred since the date of the most recent interim financial statements included in this Registration Statement.

ITEM 9. THE OFFER AND LISTING.

A.      Offer and Listing Details.

We have one class of shares.  Our shares trade on the TSX Venture Exchange (“TSX-V”).  Our common shares trade under the symbol “CHN.”  The price information is as follows (in Canadian dollars):

Year	High (CDN$)	Low (CDN$)
Annual High/Low
2005	0.92	0.385
2004	0.90	0.50
2003	1.35	0.45
2002	0.325	0.05
2001	1.00	0.05
Quarterly High/Low
2003
1st quarter	1.35	0.50
2nd quarter	1.15	0.60
3rd quarter	1.00	0.70
4th quarter	0.90	0.65
2004
1st quarter	0.90	0.65
2nd quarter	0.90	0.60
3rd quarter	0.825	0.55
4th quarter	0.725	0.50

2005
1st quarter	0.64	0.46
2nd quarter	0.58	0.40
3rd quarter	0.50	0.385
4th quarter	0.92	0.36
Monthly High/Low
February 2006	0.99	0.68
January 2006	0.87	0.70
December 2005	0.84	0.72
November 2005	0.92	0.68
October 2005	0.70	0.36
September 2005	0.45	0.35

On March 1, 2006, the closing price of our common shares was CDN$1.00.  As of March 1, 2006, we had approximately 2600 shareholders of record.

As of the date of this Registration Statement, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

B.      Plan of distribution.

Not Applicable.

C.      Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “CHN”.

D.      Selling shareholders.

Not Applicable.

E.      Dilution.

Not Applicable.

F.      Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.      Share capital.

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and 20,000,000 preferred shares with no par value.  There are no unusual rights or restrictions attached to that class.  On December 31, 2005, the company had issued and outstanding a total of 35,333,584 common shares and no preferred shares.  All of the issued common shares are fully paid and not subject to any future call or assessment.

Under the Business Corporations Act (British Columbia), a corporation can obtain shareholder approval to amend the corporation’s Articles of Incorporation to effect capital changes, name changes and other corporate matters and provide the Board of Directors with authority to effect such changes.  On July 29, 2004, we had an extraordinary meeting of shareholders to approve an amendment to our articles to effect a five-for-one reverse split of our issued and outstanding common shares and to change our name to “China Education Resources Inc.”  These amendments were approved by the shareholders and management and directors were given the power to effect the consolidation and name change at their discretion.  We amended our Articles of Incorporation on December 14, 2004 to effect the reverse split and name change effective December 16, 2004.

Stock Options and Warrants

As of March 1, 2006, 3,164,900 options were outstanding at a weighted average exercise price of $0.891 CDN per share.  Of these, 1,425,314 were fully vested and exercisable within 60 days of March 1, 2006.  Each of our options is exercisable for one of our shares.

The following table provides details of options outstanding at March 1, 2006.

Weighted Average exercise price in USD	Weighted Average exercise price in CDN	Number outstanding at March 1, 2006	Number exercisable at March 1, 2006	Weighted average life remaining years

$0.72	$0.90	102,400	102,400	1.96
$0.84	$1.05	1,150,000	766,667	0.81
$0.72	$0.90	100,000	66,667	3.26
$0.72	$0.90	150,000	150,000	0.26
$0.62	$0.73	220,000	100,000	4.09
$0.42	$0.50	150,000	50,000	4.75
$0.89	$1.05	550,000	nil	4.75
$0.55	$0.65	650,000	170,832	4.75
$0.59	$0.70	75,000	18,750	4.75
		3,164,900	1,425,314

In addition, we had 3,422,395 warrants issued and outstanding at an average exercise price of $0.71 (CAD 0.83) per share as of March 1, 2006.

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Issued	Balance, March 1, 2006

$0.74 (CAD$1.00)	April 21, 2006	475,850	475,850
$0.52 (CAD $0.65)	December 16, 2006	1,140,000	1,140,000
$0.57 (CAD $0.72)	January 17, 2007	481,926	481,926
$0.86 (CAD $1.00)	June 20, 2006	1,282,218,	1,282,218
$0.98 (CAD $1.14)	January 17, 2007	42,401	42,401

Stock Option Plan

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plans allow for the issuance of 1,000,000 options each, while the February 21, 2003 plan allows for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Education, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

B.      Memorandum and articles of association.

Our memorandum and articles of association are incorporated by reference herein from filed documents as noted in Item 19.  Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

Director's Power To Vote On Matters In Which The Director Is Materially Interested

Our articles of association provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of our Board of Directors.  In the case of a proposed contract or transaction, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting.  A director shall not vote in respect of the approval of any such contract or transaction with the company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act, our articles of association provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.

Director's Borrowing Powers

Our articles of association provide that the directors, from time to time at their discretion, may authorize the company to:

(a) borrow any sum of money;

(b) guarantee the repayment of any sum of money borrowed by any person or corporation; and

(c) guarantee the performance of any obligations of any other person or corporation.

Retirement Of Directors Under An Age Limit Requirement

Our articles of association do not require directors to retire prior to a specified age.

Number Of Shares Required For A Director's Qualification

Our articles of association do not provide for a requirement of share ownership for a director's qualification.

Changes In Our Capital

Our articles of association provide that we may, by ordinary resolution, amend our memorandum to increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Business Corporations Act, we may also by special resolution subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

A quorum for a general meeting shall be two individuals who are members, proxy holders representing members or duly authorized representatives of corporate members personally present.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association.  With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any proceedings at that meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business.  Subject to the Business Corporations Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy.

Holders of our Common Shares are entitled to attend meetings.  Any of our corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

Limitations On The Rights To Own Securities

Our articles of association do not provide for any limitations on the rights to own our securities.  See also “Item 10.D Exchange Controls.”

Change In Control Provisions

Our articles of association do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Share Rights, Preferences and Restrictions

All Common Shares are of the same class and have the same rights, preferences and limitations.

Holders of Common Shares are entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Common Shares) are entitled to vote.  The holders of Common Shares are entitled to participate equally in any dividends our Board of Directors declares out of funds legally available for the payment of dividends.  There are no limitations on the payment of dividends.  If we are liquidated, dissolved or wound up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of our liabilities.  There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to our Common Shares and none of our Common Shares carry any liability for further calls.

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that our affairs are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders.  That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

a)

direct or prohibit any act or cancel or vary any transaction or resolution;

b)

regulate the conduct of our affairs in the future;

c)

provide for the purchase of the Common Shares of any member of the company by another member of the company, or by us;

d)

in the case of a purchase by us, reduce our capital or otherwise;

e)

appoint a receiver or receiver manager;

f)

order that we be wound up;

g)

authorize or direct that proceedings be commenced in our name against any party on the terms the Court directs;

h)

require us to produce financial statements;

i)

order us to compensate an aggrieved person; and

j)

direct rectification of any of our records.

Where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of Common Shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

C.      Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Registration Statement:

Agreement	Description
Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005

The Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education (MOE) dated May 30, 2005 is an agreement whereby the MOE will provide guidance to TTTC regarding the www.cersp.com portal.  In exchange for this guidance TTTC will provide the MOE with naming rights to the portal and RMB 1.5 million annually.

Agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9,2005

The agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9, 2005 is an agreement whereby TTTC agrees to develop a Curriculum Expert Website under the www.cersp.com portal.  Yang Sigen will organize content and TTTC will provide funding and construction of the website.

Share Purchase Agreement dated December 16, 2004 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Ansheng Zeng, , Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying.

The share purchase agreement dated December 16, 2004 among Today’s Teacher Technology Culture Ltd. (TTTC), Ansheng Zeng, CEN Smart Networks (CEN), the company, Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying gives CEN an additional 17% interest in TTTC.  The vendors, Beijing, Mu Weiguo and Wang Tieying, agree to sell their 17% interest in exchange for 400,000 common shares of the company valued at $0.70 CDN per share.

Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004

The financial advisory and investment banking agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004 provides the company with financial advice.  In exchange for their services vFinance was paid an initial retainer fee of $15,000 US and a monthly retainer of $2,000 US.  This agreement was to be a minimum of 6 months and was not renewed at the end of the 6 month term.

Promissory Note for $500,000 payable to Wild Coyote Securities

The promissory note in favor of Wild Coyote Securities dated March 16, 2004 evidencing a loan from Wild Coyote Securities for the sum of $500,000.  The loan bears interest at 8% per annum.  This loan was repaid as at December 31, 2005

D.      Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E.  Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)

engages in production of uranium and owns an interest in a producing uranium property in Canada;

b)

provides financial services;

c)

provides transportation services;

d)

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

A.

Taxation.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owing at least 10% of the outstanding common shares of the Company.  These Treaty reductions are not available to beneficial owners who are a U.S. LLC corporation.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 15% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of a recognized Income Tax Convention with the U.S.,, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is Common under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market.  The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable years ending December 31, 2005 or 2006.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

B.

Dividends and paying agents.

Not Applicable.

C.

Statement by experts.

The consolidated financial statements of the Company as of December 31, 2004, 2003 and 2002, have been included herein in reliance upon the reports of Ernst & Young LLP, chartered accountants, Vancouver, British Columbia, for the year ended December 31, 2004 and MacKay LLP, chartered accountants, Vancouver, British Columbia, for the years ended December 31, 2003 and 2002, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The auditors report covering these consolidated financial statements contains additional comments for U.S. readers on Canada – U.S. reporting difference that states that the Company’s financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

D.

Documents on display.

We have filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Registration Statement on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

100 F Street, NE

Washington, DC 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of the Company at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours.

E.      Subsidiary Information.

As of July 6, 2005, we have the following subsidiaries (with their jurisdictions of incorporation noted):

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd., a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd. is not an affiliate of China Venture or any of our subsidiaries.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is an 87% owned subsidiary of CEN Smart.  We acquired our interests in TTTC in two arms’ length transaction.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on December 16, 2004, CEN Smart acquired an additional 17% interest in TTTC.  The remaining interests in TTTC are held by the China Education Association, with a 13% interest.  The additional 17% interest in TTTC was purchased from Beijing Chengbo Science and Trade Ltd., a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo,  a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying, a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Venture or any of our subsidiaries.  The China Education Association is an organization established by the Ministry of Education (Central Government) to provide information and continuing education to all teachers and administrators in the education area.  It is the largest such organization in the country with more than 830,000 members, most of whom are teachers and administrators.

•

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003.  NEB is an 80% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in NEB in an arms’ length transaction.  The remaining interests in NEB are held by Zhuang Cuiping, a Chinese citizen and a founder of NEB, with a 12% interest, Cai Liping, a Chinese citizen and a founder of NEB, with an 8% interest.

•

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

•

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company has included the following disclosure under Item 11.  Our revenue and expenses in China are in Chinese Renminbi.  At our head office location, we do not generate any revenue and the majority of our expenses are in Canadian dollars.  Our reporting currency is US dollars.  Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Canada, and the United States.  We have not tried to reduce our exchange rate expenses by using hedging transactions.  However, we may do so in the future.  We may not be able to do this successfully and, as a result, we may experience negative impacts on earnings as a result of foreign exchange fluctuations.

The following is a table which shows the impact, over the next 12 months, of a 10% change in the value of the RMB versus the $US on our material financial obligations as at September 30, 2005:

1.	Annual rental expense	773,772 RMB
	Expense at current exchange rate	$95,820. U.S.
	Expense with RMB 10% higher	$105,402. U.S.

2.	Accounts payable	28,032,823 RMB
	At current exchange rate	$3,476,708. U.S.
	At RMB 10% higher	$3,824,396. U.S.

3.	Income tax payable (as at December 31, 2004)	5,336,506 RMB
	At year end exchange rate	$644,000. U.S.
	At RMB 10% higher	$708,669. U.S.

The following is a table which shows the impact of a 10% change in the value of the Canadian dollar versus the $U.S., on our material financial obligations at head office as at September 30, 2005:

1.	Annual rental expense	$21,600.00 CDN
	Expense at current exchange rate ($1 CDN = $0.856 U.S.)	$18,489.60 U.S.
	Expense with CDN 10% higher	$20,338.56 U.S.

2.	Accounts payable	$335,280.00 CDN
	At current exchange rate ($1 CDN = $0.856 U.S.)	$287,000.00 U.S.
	At CDN 10% higher	$315,699.00 U.S.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.      Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.      Modification or Issuance of Other Class of Securities.

Not Applicable

C.      Withdrawal or Substitution of Security.

Not Applicable.

D.      Change of Trustee or Paying Agent.

Not Applicable

E.      Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the year ended December 31, 2004, our disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

During the year ended December 31, 2004, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODE OF ETHICS

Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Unaudited Interim Financial Statements to September 30, 2005, including:

Consolidated Balance Sheet at September 30, 2005

Consolidated Statements of Operations and Deficit for the three and nine months ended September 30, 2005 and 2004

Consolidated Statement of Cash Flows for the three and nine months ended September 30, 2005 and 2004

Notes to the Consolidated Financial Statements

Audited Financial Statements December 31, 2004, including:

Consolidated Balance Sheets at December 31, 2004, 2003 and 2002

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 18 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

CHINA EDUCATION RESOURCES INC.

 (formerly China Ventures Inc.)

Interim Consolidated Financial Statements

(Expressed in United States Dollars)

Nine months ended September 30, 2005

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Ventures Inc. consisting of the interim consolidated Balance Sheet as at September 30, 2005 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for nine months ended September 30, 2005.  Please note the interim financial statements have not been reviewed or audited by external auditors.

CHINA EDUCATION RESOURCES INC.
Balance Sheets as at September 30, 2005 and December 31, 2004
Unaudited, see Notice to Reader
	Nine months ended	Year ended
	30-Sept-05	31-Dec-04
(Expressed in U.S. Dollars)
	$	$
ASSETS
Current
Cash (note 4)	1,951,309	2,226,416
Accounts receivable (note 5)	3,634,322	1,625,241
Due from related parties (note 8)	238,502	176,190
Inventory	109,789	321,566
Prepaid expenses & deposits	121,181	67,257
Total current assets	6,055,103	4,416,670
Loans to employees	126,608	60,186
Investment in book and ESL projects (note 6)	246,047	240,809
Capital assets (note 7)	1,134,914	429,167
Goodwill	3,628,960	3,609,053
Total assets	11,191,632	8,755,885

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,760,708	2,513,058
Income tax payable	644,000	644,000
Due to related parties (note 8)	12,191	54,233
Loans payable (note 9)	232,045	539,642
Total current liabilities	4,648,944	3,750,933
Non-controlling interest	958,341	714,366
Total liabilities	5,607,285	4,465,299

Shareholders’ equity
Share capital (note 11)	22,084,872	21,261,749
Contributed surplus (note 12)	489,004	363,454
Cumulative translation adjustment	(35,213)	(35,213)
Deficit	(16,954,316)	(17,299,404)
Total shareholders' equity	5,584,347	4,290,586
Total liabilities and shareholders’ equity	11,191,632	8,755,885
See accompanying notes to consolidated financial statements.
“Ronald C. Shon”		Director
"Chengfeng Zhou"		Director

CHINA EDUCATION RESOURCES INC.
Consolidated Statements of Operations and Deficit for the period ended September 30, 2005 and 2004
Unaudited, see Notice to Reader
	Three months ended		Nine months ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04
(Expressed in U.S. Dollars)
	$	$	$	$
REVENUE
Sales	3,879,999	1,866,079	4,736,814	3,490,304
Cost of sales	2,124,551	921,345	3,142,552	2,165,493
Gross profit	1,755,448	944,734	1,594,262	1,324,811

EXPENSES
General and administrative	308,782	340,979	983,606	968,683
Sales and marketing	4,391	-	12,799	455
Amortization (note 7)	17,833	14,316	48,547	60,547
Loss on disposal – Capital assets	8,530	12,004	8,530	12,004
Stock-based compensation (note 12)	3,595	4,097	20,444	82,404
	342,131	371,396	1,073,926	1,124,093
Profit before other (earnings)/expense and income taxes	1,412,317	573,338	520,336	200,718
Other (earnings)/expense
Foreign exchange (gain)	(58,262)	(5,513)	(61,114)	(14,014)
Interest income	(21,365)	(2,644)	(48,291)	(3,963)
Interest expense	18,050	9,974	60,204	22,579
	(61,577)	1,817	(49,201)	4,602
Income before taxes and non-controlling interest	1,473,894	571,521	569,537	196,116
Current income tax (refund)/ expense	103	3,473	381	(775)
Future income tax expense	-	-	-	-
Income before non-controlling interest	1,473,791	568,048	569,156	196,891
Non-controlling interest	(341,479)	(250,662)	(224,068)	(215,245)
Profit (loss) before discontinued operations	1,132,312	317,386	345,088	(18,354)
Net loss from ceased operation	-	(170)	-	(170)
Net profit/ (loss) for the period	1,132,312	317,216	345,088	(18,524)

Deficit, beginning of period	(18,086,628)	(17,019,594)	(17,299,404)	(16,683,854)
Deficit, end of period	(16,954,316)	(16,702,378)	(16,954,316)	(16,702,378)
Basic and diluted weighted average number of shares outstanding	32,010,388	29,431,840	32,010,388	29,431,840
Basic and diluted loss per share	0.035	0.011	0.011	(0.001)

See accompanying notes to consolidated financial statements.

CHINA EDUCATION RESOURCES INC.
Consolidated Statements of Cash Flows for the period ended September 30, 2005 and 2004
Unaudited, see Notice to Reader
	Three months ended		Nine months ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04
(Expressed in U.S. Dollars)

Cash provided by (used in):
Profit/(loss) for the period	1,132,312	317,216	345,088	(18,524)
Items not involving cash:
Amortization	17,833	14,316	48,547	60,547
Loss on disposal – Capital assets	8,530	12,004	8,530	12,004
Loss on ceased operation – Capital assets	-	170	-	170
Non-cash stock based compensation	3,595	4,097	20,444	82,404
Non-controlling interest	341,479	250,662	224,068	215,245

Changes in non-cash operating working capital
Accounts receivable & other receivables	(1,818,229)	(1,588,393)	(1,992,923)	(1,633,802)
Related parties receivables	(20,011)	(24,062)	(104,354)	(28,727)
Inventory	147,811	(438,699)	211,777	(652,983)
Prepaid expenses	(78,948)	(27,550)	(53,924)	(48,495)
Accounts payable & accrued liabilities	1,603,970	1,329,442	1,247,650	1,022,887
	1,338,342	(150,797)	(45,097)	(989,274)
Investing:
Long-term car loan receivable	(2,696)	(7,735)	(66,422)	(11,616)
Proceeds of capital assets	12,310	-	12,310	-
Purchase of capital assets (note 7)	(375,623)	(2,589)	(775,134)	(12,953)
Investment in book and ESL projects	(5,238)	(670)	(5,238)	(128,649)
	(371,247)	(10,994)	(834,484)	(153,218)
Financing:
Issue of shares for cash	(1,164)	-	912,071	708,168
Proceeds/(Payment) of short-term borrowings	(2,712)	(40,238)	(307,597)	375,290
Payment from long-term borrowings	-	(8,535)	-	(20,233)
	(3,876)	(48,773)	604,474	1,063,225
Increase (decrease) in cash and short-term deposits	963,219	(210,564)	(275,107)	(79,267)
Cash/short-term deposits, beginning of period	988,090	1,307,954	2,226,416	1,176,657
Cash/short-term deposits, end of period	1,951,309	1,097,390	1,951,309	1,097,390

See accompanying notes to consolidated financial statements.

Unaudited, see Notice to Reader

1.

NATURE OF BUSINESS AND BASIS OF PRESENTATION

China Education Resources Inc. with its subsidiaries (“China Education” or the “Company”), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the Company Act, British Columbia on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2004. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company’s business.

These consolidated financial statements are presented in United States dollars.

Prior period adjustment

Distributor  sales of $257,031 previously reported for the period ended September 30, 2004 on a net basis, have been restated in these financial statements to reflect sales on a gross basis and cost of sales attributable to these amounts. The impact of the amounts restated was to increase sales by $857,111 and increase cost of sales by $857,111.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

3.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the period.

Unaudited, see Notice to Reader

4.

CASH

	September 30, 2005	December 31, 2004
	$	$
CDN dollar bank account	18,264	342,783
USD dollar bank account	20,356	239,218
Chinese RMB bank account	1,912,689	1,644,415
Total	1,951,309	2,226,416

5.

ACCOUNTS RECEIVABLE

	September 30, 2005	December 31, 2004
	$	$
Trade receivables	-	3,817
Trade receivables (RMB)	2,065,406	813,563
Other receivables [i]	628,114	328,769
Loan due from Shenshi Education Service Company (“Shenshi”) [ii]	940,802	479,092
Total	3,634,322	1,625,241

[i]

Other receivables include $22,351, representing the current portion of loans to employees.

[ii]

The loan due from Shenshi bears interest at 10% per annum.  The total loan was RMB 7,630,000, including RMB1,320,000 due on June 14, 2006, RMB2,340,000 due on August 9, 2006 and RMB 3,970,000 due on September 19, 2006.  The loan is collateralized by shares in the Company [note 9].

6.

INVESTMENTS IN BOOK AND ESL PROJECTS

Projects	September 30, 2005	December 31, 2004
	$	$
ESL – Jilin Wales Trading Company [i]	70,283	68,787
University investment book project – Jilin Industrial University Research Center for Firefighting Technology [ii]	65,962	64,559
Primary and secondary schools examination notes projects – Changchun Northern Educational Book Ltd. [iii]	38,532	37,711
Book project – Changchun Culture Library Co. Ltd.[iv]	71,270	69,752
Total	246,047	240,809

 [i]

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $107,274 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company has recorded a charge of $36,991 (RMB 300,000) reflecting the impairment of the investment to its fair value. The carrying value of the ESL project represents management’s best estimate of the fair value as at September 30, 2005. Actual results could differ from this estimate.

[ii]

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project. The total investment of this project is $73,982 (RMB 600,000) which NEB agreed to invest $66,584 (RMB 540,000) and Jilin Technology agreed to invest $7,398 (RMB 60,000) in this project. NEB made the initial investment

Unaudited, see Notice to Reader

of $65,962 (~RMB534,964) for this project in the first quarter of 2004.  NEB will share 90% of the total profits or losses. As at September 30, 2005, the development of the project has not been completed.

[iii]

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in an examination notes project for primary and secondary schools. The total investment of this project is $61,651 (RMB 500,000). NEB invested $38,532 (RMB 312,500) and Changchun Ltd. agreed to invest $23,119 (RMB 187,500) in this project. The profit and loss sharing ratio is based on the amount of investment, accordingly NEB will share 62.5% of the total profits and losses. As at September 30, 2005, the development of the project has not been completed.

[iv]

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (“Changchun Culture”) for a book project. The total investment of this project is $83,846 (RMB 680,000). As at June 30, 2005 NEB has invested $71,270 (RMB 578,000). Changchun Culture agreed to invest $12,576 (RMB 102,000) in this project. The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 85% of the total profits and losses. As at September 30, 2005, the development of the project has not been completed.

7.

CAPITAL ASSETS

	Cost $	Accumulated Amortization $	Net book Value $
September 30, 2005
Computer equipment	138,812	126,495	12,317,
Software	70,398	70,398	-
Office equipment	43,944	21,647	22,297
Motor vehicles	332,056	77,550	254,506
Website development costs	845,794		845,794
	1,431,004	296,090	1,134,914

	Cost $	Accumulated Amortization $	Net book Value $
December 31, 2004
Computer equipment	127,050	122,774	4,276
Software	70,398	70,213	185
Office equipment	40,621	19,154	21,467
Motor vehicles	162,049	48,967	113,082
Website development costs	290,157	-	290,157
	690,275	261,108	429,167

8.

GOODWILL

In August 2005, the Company’s wholly owned subsidiary, CEN China Education Overseas Corporation, invested an additional amount of $199,070 (~RMB1,611,000) in CEN Smart which gave rise to $19,907 in goodwill and non-controlling interest.  The Company’s 90% interest in CEN Smart remained unchanged after the additional investment.  The purpose of this investment is for working capital of the operations in China.

Unaudited, see Notice to Reader

9.

RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	September 30, 2005	December 31, 2004
	$	$
Due from Beijing Anli Information and Consulting Company (“Anli”) [i]	180,022	176,190
Loan to officers [ii]	58,480	-
Total	238,502	176,190

[i]

Anli and its major shareholder are shareholders of the Company. During the year ended December 31, 2003, the Company advanced funds of $147,964 (RMB 1,200,000) to Anli in China for business purposes. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli in China for exercising its warrants of 240,000 common shares at $0.32.

On October 28, 2004, the loan was extended for an additional one-year term and is due on or before October 31, 2005. Anli has provided 1,639,680 common shares of the Company as collateral for the loan due from Anli.   The fair value of the collateral shares at September 30, 2005 was $517,956.

In addition, the Company advanced funds to Anli of $32,058 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

[ii]

During the nine month period ended September 30, 2005, the Company issued a non-interest bearing advance of $58,480 to two officers of the Company. The Company withheld the salary of the officers until the loan was fully recovered.

Due to related parties

	September 30, 2005	December 31, 2004
	$	$
International Skyline Gold Corporation [i]	-	759
Lanch Holdings Ltd. [ii]	-	8,788
B.D.R. Investments Ltd. [iii]	11,095	35,620
L.C. Management Ltd. [iv]	1,096	1,948
Officer and shareholder loan	-	7,118
Total	12,191	54,223

[i]

International Skyline Gold Corporation (“Skyline Gold”) has directors in common with the Company.  There was no outstanding balance with Skyline Gold for the three month period ended September 30, 2005.  During the six month period ended June 30, 2005, the amount outstanding of $751 [2004 - $679] was written off due to the consent with the director of Skyline Gold.  The expenses were office staff benefits and storage rental in 2004 however no services were rendered.

[ii]

Lanch Holdings Ltd. (“Lanch”) is controlled by an immediate family member of a director/officer of the Company.  There was no outstanding balance as at September 30, 2005 [2004 - $43,310].  The advance as at December 31, 2004 was non-interest bearing.

Unaudited, see Notice to Reader

[iii]

BDR Investments Ltd. (“BDR”) is controlled by a director/officer of the Company.  The total balance due to BDR was $11,095 [2004 – 3,333] as at September 30, 2005.  The expenses were related to office rental and parking.

[iv]

L. C. Management Ltd. (“LC”) is controlled by a director/officer of the Company.  The total balance due to LC was $1,096 [2004 - 721] as at September 30, 2005.  The expenses were related to office services.

10.

LOANS PAYABLE

The Company has the following loans payable within the next twelve months:

	September 30, 2005	December 31, 2004
	$	$
Automobile loan [i]	30,188	39,642
Promissory note payable to Wild Coyote Securities, bearing interest at 2% per month compound [ii]	201,857	500,000
Total	232,045	539,642

[i]

The loan is due on November 14, 2005 and is non-interest bearing (RMB 244,829).

[ii]

On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest accrues at 2% monthly compounded monthly.  The company has retired this note as of December 31, 2005.

11.

SHARE CAPITAL

[a]

Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b]

Issued and outstanding

Unaudited, see Notice to Reader

There are no preferred shares outstanding as at September 30, 2005 or December 31, 2004.

	Number of Common Shares	Amount $
Balance, December 31, 2003	28,390,098	20,047,031
Shares issued for cash by way of January private financing	300,000	130,521
Share issue costs incurred on January private financing	---	(1,165)
Shares issued for cash by way of April private financing	951,700	502,239
Share issue costs incurred on April private financing	---	(9,529)
Shares issued on NEB’s acquisition	538,694	385,847
Shares issued on acquisition of 17% of TTTC	400,000	206,805
Balance, December 31, 2004	30,580,492	21,261,749
Shares issued for cash by way of January private financing	1,048,655	475,537
Balance, March 31, 2005	31,629,147	21,737,286
Shares issued for cash by way of June private financing	1,140,000	394,585
Finder’s fee – cash		(18,945)
Finder’s fee – options and warrants		(14,249)
Repricing on warrants issued on January 17, 2005		(12,641)
Balance, June 30, 2005	32,769,147	22,086,036
Share issue costs incurred on June private financing		(1,164)
Balance, September 30, 2005	32,769,147	22,084,872

During the three month period ended September 30, 2005, the following changes in issued share capital occurred:

There was $1,164 share issue costs incurred in the June private financing.

During the three month period ended June 30, 2005, the following changes in issued share capital occurred:

The Company completed a private placement on June 16, 2005, consisting of 1,140,000 common shares at $0.4039 (C$0.5) per common share and 1,140,000 purchase warrants exercisable at $0.525 (C$0.65) per warrant for total gross proceeds of $460,494. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire one and a half years after issue. The fair market value of the warrants was $63,203 (C$78,233) which was based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.  The net proceeds of private placement as at June 16, 2005 were $394,585 which included share issue cost of $2,706 to TSX Venture Exchange.

The Company agreed to pay Pacific International Securities Inc. (“Pacific Int’ll”) a finder’s fee with a combination of cash, options, and warrants.  Cash of $18,945 (C$23,450) was paid.  The Company granted the right to Pacific Int’ll to purchase 100,500 units at a price of $0.4039 (C$0.5) until December 16, 2006.  Each unit consists of one common share in the capital of the Company and one share purchase warrant.  Each warrant is exercisable for one additional common share at any time on or before December 16, 2006 at a price of $0.525 (C$0.65).  The fair market value of the common shares was $8,677 (C$10,741) and warrants was $5,572 (C$6,897) which was based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

On June 3, 2005, the Company repriced 481,926 warrants issued on January 14, 2005, in connection with a private placement of 1,048,655 units, each unit consisting of one common share and one half of one warrant. The exercise

Unaudited, see Notice to Reader

price of the warrant was repriced from $0.936 (C$1.14) to $0.577 (C$0.70).  The repricing will apply to all warrants, with the exception of an aggregate total of 42,401 warrants issued to insiders.  The total adjustments of repricing were $12,641 (C$15,913) which was based on the Black-Scholes option pricing model.  Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.46 years and (iv) and expected dividend rate of 0%.

During the three month period ended March 31, 2005, the following changes in issued share capital occurred.

The Company completed a private placement on January 17, 2005, consisting of 1,048,655 common shares and 524,327 purchase warrants exercisable at $0.936 (C$1.14) for total gross proceeds of $490,548. The share purchase warrants are convertible to common shares at a ratio of 0.5:1 and expire two years after issue. The $15,011 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.02%; (ii) expected volatility of 52.75%; an estimated life of 2 years and (iv) and expected dividend rate of 0%.

During the year ended December 31, 2004, the following changes in issued share capital occurred:

On December 16, 2004, the Company consolidated its share capital on the ratio of one share for every five outstanding as at that date. The share capital disclosures in these financial statements reflect the consolidation as if it had been in place for all periods disclosed.

[i]

The Company completed a private placement on January 8, 2004, consisting of 300,000 common shares and 200,000 purchase warrants exercisable at $0.85 (C$1.09) for total gross proceeds of $157,835. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The private placement incurred share issue costs of $1,165. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $27,314 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 2.64%; (ii) expected volatility of 55%; an estimated life of 2 years and (iv) and expected dividend rate of 0%.

[ii]

The Company completed a private placement on April 22, 2004, consisting of 951,700 common shares at $0.59 (C$0.80) per common share and 468,350 purchase warrants exercisable at $0.74 (C$1.00) for total gross proceeds of $551,498. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $57,749 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i.) Risk free interest rate of 2.85%; (ii.) expected volatility of 55%; (iii.) an estimated life of 2 years and (iv.) an expected dividend rate of 0%.  The private placement incurred share issue costs through the issue of 15,000 common shares and 7,500 warrants for brokerage services with the same terms and conditions as those in the placement. The common shares have been valued at $8,490 and the warrants were valued at $1,039 (based on the same assumptions as detailed above).

[iii]

The Company issued 538,694 common shares at $0.72 (C$0.97) per share valued at $385,847 on June 28, 2004 as remaining consideration due on the NEB acquisition.

[iv]

The Company acquired an additional 17% interest in TTTC through CEN Smart. China Education issued 400,000 common shares at $0.52 (C$0.64) per share value at $206,805 on December 16, 2004.

[x]

The Company issued 600,000 common shares at $0.69 (C$0.93) per share valued at $412,131 as consideration for the purchase of an 80% interest in NEB by CEN Smart.

[c]

Stock options

Unaudited, see Notice to Reader

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

Please refer to notes 12(c) of the Consolidated Financial Statements for the year ended December 31, 2004 for more detail. The following table provides details of options outstanding at September 30, 2005:

	September 30, 2005			December 31, 2004
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $

Outstanding, beginning of year	2,112,400	0.67	1.02	1,802,400	0.66	1.04
Granted	390,500	0.47	0.70	510,000	0.73	0.97
Forfeited	(130,000)	0.76	0.97	(200,000)	0.78	1.03
Expired	(550,000)	0.67	1.05	-	-	-
Outstanding, end of period	1,822,900	0.62	0.95	2,112,400	0.67	1.02
Exercisable, end of period	1,289,566	0.63	0.94	1,642,400	0.65	1.02

 [d]

Warrants

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2004	Issued	Balance, September 30, 2005

$0.64 (C$0.85)	January 8, 2006	200,000	-	200,000
$0.74 (C$1.00)	April 21, 2006	475,850	-	475,850
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	-	524,327	524,327
$0.53 (C$0.65)	June 16, 2005	-	1,240,500	1,240,500
		675,850	1,764,827	2,440,677

Unaudited, see Notice to Reader

12.

STOCK BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	September 30, 2005 $	December 31, 2004 $
Risk-free interest rate	3.36%	3.55%
Dividend yield	0%	0%
Expected volatility	51.48%	55%
Expected life	4.5 years	2.5 years

For the three-month period ended September 30, 2005, the Company incurred non-cash stock-based compensation expenses of $4,521 related to 33,333 stock options granted to a director and $3,390 related to 25,000 stock options granted to a consultant.  The Company cancelled stock options of a consultant which were granted in the first quarter of 2005 and the related stock based compensation expense was $4,316.

The weighted average fair value of an option granted during three month period ended September 30, 2005 was $0.1566.

13.

FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company’s major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

14.

SEGMENTED INFORMATION

The Company has one reporting segment.

The Company’s head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

15.

SUBSEQUENT EVENTS TO SEPTEMBER 30, 2005

a)

On October 21, 2005, the Company announced the appointment of Jeffrey Munks to the Board of Directors.  Mr. Munks is a resident of California and has twenty-five years of senior business experience in a variety of areas including elearning, network technologies and language services.

b)

On October 21, 2005, the Company announced that it granted an aggregate of 900,000 incentive stock

Unaudited, see Notice to Reader

options to certain directors and/or officers.  550,000 options expired in 2005 and were regranted at the previous exercise price of $1.05 per share for a period of five years expiring October 19, 2010 and 350,000 are new grants exercisable at a price of $0.65 per share and also expire October 19, 2010.

16. DIFFERENCES TO US GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material differences from accounting principles generally accepted in the United States (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission. The only material difference between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission that would have an effect on the Company’s financial statements is summarized below.

Reconciliation of consolidated statements of operations and deficit.

	Three months ended		Nine months ended
	30-Sept-05	30-Sept-04	30-Sept-05	30-Sept-04

Profit/(loss) for the period (Canadian GAAP)	1,132,312	317,216	345,088	(18,524)
Recognition of investments in book and ESL projects as operating expenses [i]	(5,328)	(670)	(5,238)	(128,649)
Profit/(loss) for the period (US GAAP)	1,127,074	316,546	339,850	(147,173)

Profit/(loss) per share (Canadian GAAP)	0.03	0.01	0.01	(0.00)
Profit/(loss) per share (US GAAP)	0.03	0.01	0.01	(0.01)

Reconciliation of the balance sheet

	30 September 2005		31 December 2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Assets
Investments in book and ESL projects [i]	246,047	—	240,809	—

Shareholders’ equity
Deficit	(16,954,316)	(17,200,363)	(17,299,404)	(17,540,213)

 [i] Deferred development costsUnder Canadian GAAP certain development costs relating to investments in book and ESL projects can be deferred and amortized over the expected period of benefit. Under US GAAP these costs are charged to earnings as incurred.

Consolidated Financial Statements

China Education Resources Inc.

(formerly China Ventures Inc.)

(Expressed in United States Dollars)

Year ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

China Education Resources Inc.

(formerly China Ventures Inc.)

We have audited the consolidated balance sheet of China Education Resources Inc. (formerly China Ventures Inc.) as at December 31, 2004 and the consolidated statement of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion in these financials statements based on our audit. The consolidated financial statements as at December 31, 2003 and for the year then ended, prior to restatement of previously reported amounts as described in note 1, were audited by other auditors whose report dated April 5, 2004 expressed an unqualified opinion. We have audited the adjustments to the consolidated financial statements as at December 31, 2003 and in our opinion, such adjustments are, in all material respects, appropriate and have been properly applied.

We conducted our audit in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

/s/ Ernst & Young LLP

April 20, 2005 (except as to Note 11

Chartered Accountants

which is as of April 27, 2005)

COMMENTS  BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 20, 2005 (except as to Note 11 which is as of April 27, 2005) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada

Ernst & Young LLP

April 20, 2005 (except as to Note 11

Chartered Accountants

which is as of April 27, 2005)

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at December 31		(Expressed in U.S. Dollars)
	2004 $	2003 $	2002 $
		Related [note 1]
ASSETS [note 11]
Current
Cash [note 3]	2,226,416	1,176,657	242,651
Accounts receivable [note 4]	1,625,241	593,818	179,296
Due from related parties [note 10]	176,190	151,833	---
Inventory	321,566	232,108	179,402
Prepaid expenses and deposits	67,257	24,603	28,356
Total current assets	4,416,670	2,179,019	629,705
Loans to employees [note 5]	60,186	45,275	---
Investments in book and ESL projects [note 6]	240,809	149,030	---
Capital assets [note 8]	429,167	162,433	198,784
Goodwill [note 9]	3,609,053	3,224,744	2,420,624
Total assets	8,755,885	5,760,501	3,249,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,513,058	1,124,279	924,758
Income tax payable	644,000	—	—
Due to related parties [note 10]	54,233	46,226	177,147
Loans payable [note 11]	539,642	128,843	513,599
Total current liabilities	3,750,933	1,299,348	1,615,504
Long-term debt [note 11[ii]]	—	59,971	236,600
Non-controlling interest	714,366	553,390	278,327
Total liabilities	4,465,299	1,912,709	2,130,431

Shareholders’ equity
Share capital [note 12]	21,261,749	20,047,031	17,705,336
Shares to be issued [note 7]	—	385,847	—
Contributed surplus	363,454	152,497	—
Cumulative translation adjustment	(35,213)	—	—
Deficit	(17,299,404)	(16,737,583)	(16,586,654)
Total shareholders’ equity	4,290,586	3,847,792	1,118,682
Total liabilities and shareholders’ equity	8,755,885	5,760,501	3,249,113

See accompanying notes

On behalf of the Board:

Director

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
AND DEFICIT

Year ended December 31	(Expressed in U.S. Dollars)
	2004 $	2003 $	2002 $
		Restated [note 1]
REVENUE
Sales	6,541,351	5,936,434	1,350,507
Distribution income	—	—	659,908
Cost of sales	4,551,191	4,043,387	1,029,591
Gross profit	1,990,160	1,893,047	980,884
EXPENSES
General and administrative [note 10]	1,382,157	1,268,001	944,784
Sales and marketing	168,665	187,321	4,355
Amortization	72,193	89,470	37,273
Impairment of investment [note 6]	36,201	—	—
Stock-based compensation [note 13]	124,856	152,497	—
	1,784,072	1,697,289	986,412
Loss before other earnings (expense) and income taxes	206,088	195,758	5,528
Foreign exchange (gain) loss	(35,501)	71,023	15,028
Interest income	(16,961)	(2,540)	(40,736)
Interest expense	46,492	8,646	33,425
	(5,970)	77,129	7,717
Income (loss) before the following items	212,058	118,629	(13,245)
Recovery on sale of mining and mill equipment	—	—	6,947
Gain on forgiveness of debt	—	—	144,859
Write-off of capital assets	—	—	(17,738)
Impairment loss on goodwill	—	—	(730,000)
Income (loss) before taxes and non-controlling interest	212,058	118,629	(609,178)
Current income tax expense	(675,879)	(17,398)	(9,431)
Income (loss) before non-controlling interest	(463,821)	101,234	618,609
Non-controlling interest	98,000	252,163	227,930
Loss before discontinued operations	(561,821)	(150,929)	(846,539)
Gain from discontinued operations	—	—	66,775
Net loss for the year	(561,821)	(150,929)	(779,764)
Basic and diluted weighted average number of shares outstanding	29,635,670	26,763,371	24,298,856
Basic and diluted loss per share	(0.02)	(0.01)	(0.006)

See accompanying notes

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)
	2004 $	2003 $	2002 $
		Restated [note 1]
OPERATING ACTIVITIES
Net loss for the year	(561,821)	(150,929)	(779,764)
Items not involving cash
Amortization	72,193	89,470	37,273
Loss on disposal - equipment	12,174	1,899	17,738
Stock-based compensation	124,856	152,497	---
Impairment of investment	36,201	---	730,000
Non cash interest	---	---	20,501
Unrealized foreign exchange gain	(35,213)	---	---
Gain on forgiveness of debt	---	---	(144,859)
Non cash expenses in discontinued operations	---	---	(127,588)
	(253,610)	345,100	(18,768)
Changes in non-cash operating working capital
Accounts receivable	(503,516)	(414,522)	(115,851)
Inventory	(89,458)	(52,706)	643,084
Due to related parties	7,766	(130,921)	---
Prepaid expenses and deposits	(42,654)	3,753	18,271
Accounts payable and accrued liabilities	1,388,779	199,521	(705,928)
Deferred revenue	---	---	(210,023)
Tax payable	644,000	---	---
Cash provided by (used in) operating activities	1,151,307	(49,775)	(389,215)
INVESTING ACTIVITIES
Purchase price on TTTC acquisition	---	---	(183,058)
Purchase price on NEB acquisition	(91,623)	16,659	---
Advances to employees	(63,726)	(61,209)	---
Sale of property and equipment	---	---	7,045
Purchase of capital assets	(351,101)	(54,919)	(68,411)
Investments in book and ESL projects	(127,980)	(149,030)	289,855
Advances to related parties	(30,173)	(135,899)	---
Repayment of advances to related parties	5,816	---	---
Loan receivable	(479,092)	---	---
Cash used in investing activities	(1,137,879)	(384,398)	45,431
FINANCING ACTIVITIES
Issue of common shares	709,333	1,727,844	---
Common share issue costs	(1,165)	---	---
Advances from related parties	33,937	---	189,419
Dividend to non controlling interest	(22,906)	---	---
Repayment of advances from related parties	(33,696)	---	---
Repayment of automobile loan	(20,329)	(183,036)	---
Proceeds from minority shareholder loans	(128,843)	(176,629	---
Proceeds from promissory note	500,000	---	62,273
Payment of short term borrowings	---	---	(695,488)
Cash provided by financing activities	1,036,331	1,368,179	(443,796)
Increase in cash	1,049,759	934,006	(787,580
Cash, beginning of year	1,176,657	242,651	1,030,231
Cash, end of year	2,226,416	1,176,657	242,651
Supplemental disclosure of cash flow information
Interest paid	282	6,106	54,756
Taxes paid	31,879	42,161	---

See accompanying notes

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries (“China Education” or the “Company”), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the Company Act, British Columbia on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between those principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) are disclosed in Note 18.

Going concern uncertainty

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $561,821 for the year ended December 31, 2004 [2003 - $150,929] and at December 31, 2004 has an accumulated deficit of $17,299,404 [2003 - $16,737,583]. The Company’s future business plan includes the operation of an internet education portal, as well as it traditional education textbook business. The ability of the Company to continue as a going concern is in substantial doubt and is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan. The outcome of these matters cannot be predicted at this time. These financial statements do not include adjustments to the accounts and classifications of assets and liabilities that might be necessary should the company be unable to continue its operations.

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont’d)

Prior period adjustment

Amounts previously reported for the year ended December 31, 2003 have been restated in these financial statements to reflect $86,836 of commission expense relating to the year ended December 31, 2003 which was not previously recorded. The impact of the amounts restated was to increase cost of sales and accounts payable and accrued liabilities as at and for the year ended December 31, 2003 by $86,836, and increase net loss after non-controlling interest and deficit by $53,729.

In addition, distributor sales of $369,643 previously reported for the year ended December 31, 2003 on a net basis, have been restated in these financial statements to reflect sales on a gross basis and cost sales attributable to these amounts. The impact of the amounts restated was to increase sales by $1,227,591 and increase cost of sales by $1,227,591.

The impact of the amounts restated was to increase loss per share for the year ended December 31, 2003 by $0.01.

Comparative figures

The Company has reclassified certain of the figures presented for comparative purposes to conform with the financial statement presentation adopted in the current year.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i]

CEN China Education Network Ltd. (“CEN Network”), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii]

China Education International Inc., CEN China Education Overseas Corporation, Copper Mountain Overseas Inc., and Copper Mountain International Ltd., each of which are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii]

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv]

Today’s Teachers Technology & Culture Ltd. (“TTTC”), which was acquired on August 1, 2002 as a 70% owned subsidiary of CEN Smart. On September 23, 2004, China Education, through CEN Smart, acquired an additional 17% interest in TTTC [note 7]. As at December 31, 2004, the Company’s effective ownership interest in TTTC is 78.3%.

[v]

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003 [note 7]. The company is an 80% owned subsidiary of CEN Smart.

[vi]

CVI Networks Ltd., which is wholly owned, and Circumplex Networks, Inc. (formerly China Ventures USA, Inc.), which is 90% owned. Both companies are inactive.

[vii]

ECN Solutions Ltd. (“ECN”), a 70% owned subsidiary of Circumplex Networks, Inc. (“Circumplex”). ECN ceased business operations in China during 2002. In September 2004, ECN was dissolved and the net loss from ceased operation was approximately $170.

All significant intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Investments in Book and English as a Second Language (“ESL”)

Investments in Book and English as a Second Language (“ESL”) projects consist of unamortized costs of projects that are produced by the Company or together with other parties. Included in investments in Book and ESL projects are projects in progress and in development. Amounts will be amortized to cost of sales once projects are available for commercial distribution. The valuation of investments in Book and ESL projects are reviewed on a project by project basis. When an event of change in circumstances indicates that the fair value is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write- down is recorded equivalent to the amount by which the unamortized amount exceeds the fair value of the investments in Book and ESL projects.

Capital assets

Capital assets are recorded at cost. Amortization is provided when the asset is brought into use, using the following method and annual rates:

Computer equipment

2 years straight line

Software

2 years straight line

Office equipment

5 years straight line

Motor vehicles

3 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less that the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate rate. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Revenue recognition

Sales from product sales are recognized when title is transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Sales from services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Revenue earned from distributor services, where the Company acts as an agent and does not take title to the product, is recognized on a net basis.

Interest income is recognized when earned.

Foreign currency translation

The Company’s reporting currency is the US dollar. The Company’s functional currency is the Canadian dollar.

From acquisition, management considered their subsidiaries to be integrated (financially and operationally dependent on the parent) and accordingly these operations were translated using the temporal method. Under this method, the historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in net loss.

Effective January 1, 2004, the Company changed the status of its Chinese subsidiaries from integrated operations to self-sustaining ones, as the subsidiaries now operate independently.

Accordingly, the financial statements of the Chinese subsidiaries are now translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the year for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder’s equity (“cumulative translation adjustment”) until there is a realized reduction in the parent’s net investment in the foreign operations. The comparative foreign exchange losses of approximately $45,000 for the year ended December 31, 2003 were charged to operations.

Stock-based compensation

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”) with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

Future income taxes

The Company uses the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years presented.

3. CASH

	2004 $	2003 $
CDN dollar bank account	342,783	4,170
USD dollar bank account	239,218	91,155
Chinese RMB bank account	1,644,415	1,081,332
	2,226,416	1,176,657

4. ACCOUNTS RECEIVABLE

	2004 $	2003 $
Trade receivables	232,707	8,698
Trade receivables (RMB)	813,563	570,209
Other receivables [i]	99,879	14,911
Loan due from Shenshi Education Service Company (“Shenshi”) [ii]	479,092	—
	1,625,241	593,818

 [i]

Other receivables includes $63,726 [2003 - $14,911], representing the current portion of loans to employees [note 5].

[ii]

The loan due from Shenshi (RMB 3,400,000) bears interest at 10% per annum and is due on or before September, 19 2005. The loan is collateralized by shares in the Company [note 10].

5. LOANS TO EMPLOYEES

The Company has advanced loans to employees to assist with automobile purchases. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at December 31, 2004 the total loans due from employees is $123,912 [2003 - $60,186] of which $60,186 [2003 - $45,275] are repayable after one year.

6. INVESTMENTS IN BOOK AND ESL PROJECTS

	2004 $	2003 $
ESL - Jilin Wales Trading Company [i] University investment book project - Jilin Industrial	68,787	104,988
University Research Center for Firefighting Technology [ii]	64,559	28,354
Primary and secondary schools examination notes projects - Changchun Northern Education Book Ltd. [iii]	37,711	15,688
Book project - Changchun Culture Library Co. Ltd. [iv]	69,752	—
	240,809	149,030

Investments in Book and ESL projects represent initial unamortized project costs that are in progress and in development. These amounts will be amortized once commercial distribution commences.

[i]

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $104,988 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company has recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value. The carrying value of the ESL project represents management’s best estimate of the fair value as at December 31, 2004. Actual results could differ from this estimate.

[ii]

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project. The total investment of this project is $72,426 (RMB 600,000) which NEB agreed to invest $65,168 (RMB 540,000) and Jilin Technology agreed to invest $7,258 (RMB 60,000) in this project. As at December 31, 2004, NEB has invested $64,559 (RMB 578,000). The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 90% of the total profits or losses. As at December 31, 2004, the development of the project has not been completed.

[iii]

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in an examination notes project for primary and secondary schools. The total investment of this project is $60,393 (RMB 500,000). NEB invested $37,711 (RMB 312,500) and Changchun Ltd. agreed to invest $22,682 (RMB 187,500) in this project. The profit and loss sharing ratio is based on the amount of investment, accordingly NEB will share 62.5% of the total profits and losses. As at December 31, 2004, the development of the project has not been completed.

[iv]

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (“Changchun Culture”) for a book project. The total investment of this project is $82,091 (RMB 680,000). As at December 31, 2004 NEB has invested $69,752 (RMB 578,000). Changchun Culture agreed to invest $12,339 (RMB 102,000) in this project. The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 85% of the total profits and losses. As at December 31, 2004, the development of the project has not been completed.

7. BUSINESS ACQUISITIONS

[i]

Today’s Teachers Technology & Culture Ltd.

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in Today’s Teachers Technology & Culture Ltd. (“TTTC”), a distributor of educational products based in China. On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%.

The aggregate purchase price of $206,805 for the additional 17% interest in TTTC was satisfied with 400,000 of the Company’s common shares valued at $0.52 per share. The common shares of the Company were valued based on the average market price of the Company’s common shares over the five day period before and after the date the terms of the acquisition were agreed. The allocation of the purchase price to the additional 17% of assets acquired and liabilities assumed, at fair values on September 23, 2004 is as follows:

$
Assets acquired
Current assets	419,342
Property and equipment	9,154
Goodwill [note 9]	292,686
Total assets acquired	721,182
Liabilities assumed
Current liabilities	514,377
Total liabilities assumed	514,377
Net assets acquired	206,805
Financed by Issuance of common shares	206,805
Total purchase price	206,805

ii]

Northern Education Books Ltd.

On September 26, 2003, the Company, through CEN Smart Networks Ltd., acquired an 80% interest in Northern Education Books Ltd. (“NEB”), a distributor based in China, which specializes in the distribution of high school examination guides. The Company’s effective ownership interest in NEB is 72%.

The Company issued 600,000 common shares valued at $412,131 ($0.69 per share) on October 14, 2003 and $72,405 in cash as consideration. The remaining share consideration was contingent upon NEB achieving certain financial milestones. As at December 31, 2003, management concluded that these milestones had been met and accordingly recorded 538,694 common shares valued at $385,847 ($0.72 per share) as shares to be issued. These shares were issued by the Company in June 2004. The share value was based on the average market price of the Company’s common shares over the five-day period before and after October 14, 2003 and December 31, 2003. In December 2004, the Company agreed to pay an additional $91,623 (RMB 759,236) in cash consideration, which increased the total purchase price of the Company’s investment in NEB to $987,343 [see note 9]. The allocation of the purchase price to the assets acquired and liabilities assumed, at fair values, is as follows:

$
Assets acquired
Cash	187,897
Current assets	220,964
Property and equipment	333
Goodwill	895,743
Total assets acquired	1,304,937
Liabilities assumed
Current liabilities	152,303
Intercompany liabilities	142,391
Non-controlling interest	22,900
Total liabilities assumed	1,304,937
Net assets acquired	987,343
Financed by
Issuance of common shares [2004 - $385,847; 2003 - $412,131]	797,978
Cash consideration [2004 - $91,623; 2003 - $72,405]	164,028
Direct acquisition costs	25,337
Total purchase price	987,343

 [iii]

CEN Smart Networks Ltd.

On May 1, 2004, the Company invested a further $484,000 (RMB 4,000,000) in cash to maintain its existing 90% ownership of CEN Smart.

8. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	Net book Value $
2004
Computer equipment	127,050	122,774	4,276
Software	70,398	70,213	185
Office equipment	40,621	19,154	21,467
Motor vehicles	162,049	48,967	113,082
Website development costs	290,157	—	290,157
	690,275	261,108	429,167

	Cost $	Accumulated Amortization $	Net book Value $
2003
Computer equipment	120,734	95,377	293,382
Software	70,151	69,807	344
Office equipment	46,561	13,502	33,059
Motor vehicles	218,369	114,696	103,673
	455,815	293,382	162,433

9. GOODWILL

	2004 $	2003 $

Carrying amount as at January 1	3,224,774	2,420,624
NEB [note 7]	91,623	804,120
TTTC [note 7]	292,686	-
Carrying amount December 31	3,609,053	3,224,744

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	2004 $	2003 $

Due from Beijing Anli Information and Consulting Company (“Anli”) [i]	176,190	146,017
Loan to officer [ii]	-	5,816
	176,190	151,833

[i]

Anli and its major shareholder are shareholders of the Company. During the year ended December 31, 2003, the Company advanced funds of $146,017 (RMB 1,200,000) to Anli in China for business purposes. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli in China for exercising its warrants of 240,000 common shares at $0.32.

On October 28, 2004, the loan was extended for an additional one-year term and is due on or before October 31, 2005. Anli has provided 1,639,680 common shares of the Company as collateral for the loan due from Anli, and the loan due from Shenshi [note 4]. The fair value of the collateral shares at December 31, 2004 was $750,270.

In addition, the Company advanced funds to Anli of $30,173 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203 (RMB 300,000). The loan is due on demand and is non-interest bearing.

[ii]

During the year ended December 31, 2003, the Company issued a non-interest bearing advance of $5,816 to an officer of the Company. The Company withheld the salary of the officer until the loan was fully recovered. The officer repaid the loan on August 27, 2004.

10. RELATED PARTY TRANSACTIONS (cont’d)

Due to related parties

	2004 $	2003 $

International Skyline Gold Corporation [i]	759	417
Lanch Holdings Ltd. [ii]	8,788	42,484
B.D.R. Investments Ltd. [iii]	35,620	3,257
L.C. Management Ltd. [iv]	1,948	68
Officer and shareholder loan [v]	7,118	-
	54,233	46,226

[i]

During the year ended December 31, 2004, the Company incurred an expense of $1,235 [2003 - $6,590] in office staff benefits and storage rental to International Skyline Gold Corporation (“Skyline Gold”). The amount outstanding is $759 as at December 31, 2004 [2003 - $417]. Skyline Gold has directors in common with the Company.

[ii]

During the year ended December 31, 2004 the Company repaid amounts owing to Lanch Holdings Ltd. (“Lanch”) that were outstanding as at December 31, 2003, and also received an advance of $8,788 for working capital requirements. The advance is non-interest bearing and has no specified repayment terms. Lanch is controlled by an immediate family member of a director/officer of the Company.

[iii]

During the year ended December 31, 2004, the Company incurred expenses of $21,048 [2003 - $22,894] in office rent and parking to BDR Investments Ltd. (“BDR”). The total balance due to BDR of $35,620 as at December 31, 2004 [2003 - $3,257], includes a loan advance in 2004 of $26,819 to China Education. The loan is repayable on demand and is non-interest bearing. BDR is controlled by a director/officer of the Company.

[iv]

During the year ended December 31, 2004, the Company incurred an expense of $5,691 [2003 - $5,201] in office services to L.C. Management Ltd. (“LC Ltd.”). LC Ltd. is controlled by a director/officer of the Company.

[v]

During the year ended December 31, 2004, an officer advanced $7,118 to the Company which remains outstanding as at December 31, 2004. The loan is due on demand and is non-interest bearing.

11. LOANS PAYABLE

	2004 $	2003 $

Due to minority shareholders of TTTC, non-interest bearing	-	128,843
Automobile loan [i]	39,642	59,971
Promissory note payable to Wild Coyote Securities, bearing interest at 2% per month compound [ii]	500,000	-
	539,642	188,814

[i]

The 2003 balance was classified as long-term as at December 31, 2003. The loan is due on November 14, 2005 and is non-interest bearing (RMB 328,499).

[ii]

On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest now accrues at 2% monthly compounded monthly.

12. SHARE CAPITAL

[a]

Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b]

Issued and outstanding

There are no preferred shares outstanding as at December 31, 2004 or December 31, 2003.

	Number of Common Shares	Amount $

Balance, December 31, 2002	25,370,366	17,705,336
Receivable from private placement in 2001	-	12,729
Shares issued on exercise of warrants	240,000	77,350
Shares issued for cash by way of private financing	2,899,732	1,637,765
Shares cancellation	(1,260,000)	-
Shares issued on settlement of debt	40,000	4,960
Shares issued on settlement of debt	500,000	196,760
Shares issued on NEB’s acquisition	600,000	412,131
Balance, December 31, 2003	28,390,098	20,047,031
Shares issued for cash by way of January private financing	300,000	130,521
Share issue costs incurred on January private financing	-	(1,165)
Shares issued for cash by way of April private financing	951,700	502,239
Share issue costs incurred on April private financing	-	(9,529)
Shares issued on NEB’s acquisition	538,694	385,847
Shares issued on acquisition of 17% of TTTC	400,000	206,805
Balance, December 31, 2004	30,580,492	21,261,749

During the year ended December 31, 2004, the following changes in issued share capital occurred:

On December 16, 2004, the Company consolidated its share capital on the ratio of one share for every five outstanding as at that date. The share capital disclosures in these financial statements reflect the consolidation as if it had been in place for all periods disclosed.

[i]

The Company completed a private placement on January 8, 2004, consisting of 300,000 common shares and 200,000 purchase warrants exercisable at CAD$1.09 ($0.85) for total gross proceeds of $157,835. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The private placement incurred share issue costs of $1,165. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $27,314 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 2.64%; (ii) expected volatility of 55%; an estimated life of 2 years and (iv) and expected dividend rate of 0%. The $130,521 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds.

[ii]

The Company completed a private placement on April 22, 2004, consisting of 951,700 common shares at CAD$0.80 ($0.59) per common share and 468,350 purchase warrants exercisable at CAD$1.00 ($0.74) for total gross proceeds of $551,498. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $57,749 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i.) Risk free interest rate of 2.85%; (ii.) expected volatility of 55%; (iii.) an estimated life of 2 years and (iv.) an expected dividend rate of 0%. The $493,749 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds. The private placement incurred share issue costs through the issue of 15,000 common shares and 7,500 warrants for brokerage services with the same terms and conditions as those in the placement. The common shares have been valued at $8,490 and the warrants were valued at $1,039 (based on the same assumptions as detailed above).

[iii]

The Company issued 538,694 common shares at CAD$0.97 ($0.72) per share valued at $385,847 on June 28, 2004 as remaining consideration due on the NEB acquisition [note 7].

[iv]

The Company acquired an additional 17% interest in TTTC through CEN Smart. China Education issued 400,000 common shares at CAD$0.64 ($0.52) per share value at $206,805 on December 16, 2004 [note 7].

During the year ended December 31, 2003, the following changes in issued share capital occurred:

[i]

The Company received proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

[ii]

The Company issued 240,000 common shares at CAD$0.50 ($0.32) per share to Beijing Anli Information & Consulting Company (“Anli”) in China on exercise of warrants for $77,350 cash. Both Anli and its major shareholder are shareholders of the Company.

[iii]

The Company issued 545,454 common shares pursuant to a private placement agreement which was at CAD$0.55 ($0.36) per share for $195,798 cash. There were no issue costs.

[iv]

The Company issued 200,000 common shares pursuant to a private placement agreement which was at CAD$0.55 ($0.36) per share to Lanch Holdings Ltd. (“Lanch”), for $72,145 cash. Lanch is controlled by an immediate family member of a director/officer of the Company. There were no issue costs.

[v]

The Company issued 1,505,049 common shares pursuant to a private placement agreement which was at CAD$0.85 ($0.64) per share for cash of $957,410. There were no issue costs.

[vi]

The Company issued 649,229 common shares pursuant to a private placement agreement which was at CAD$0.90 ($0.64) per share for cash of $412,412. There were no issue costs.

[vii]

The Company cancelled 1,260,000 outstanding shares pursuant to a settlement agreement with a former director for non-performance of obligations.

[viii]

The Company issued 40,000 common shares at a deemed value of CAD$0.19 ($0.12) per share which is equivalent to $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant.

[ix]

The Company issued 500,000 common shares at a deemed value of CAD$0.60 ($0.39) per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant.

[x]

The Company issued 600,000 common shares at CAD$0.93 ($0.69) per share valued at $412,131 as consideration for the purchase of an 80% interest in NEB by CEN Smart [note 7].

12. SHARE CAPITAL (cont’d)

[c]

Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

A summary of the status of the Company’s stock options plans at December 31 is as follows:

	December 31, 2004			December 31, 2003
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $

Outstanding, beginning of year	1,802,400	0.66	1.04	876,800	1.07	1.68
Granted	510,000	0.73	0.97	1,457,400	0.65	1.02
Forfeited	(200,000)	0.78	1.03	(531,800)	0.81	1.25
Outstanding, end of year	2,112,400	0.67	1.02	1,802,400	0.66	1.04
Exercisable, end of year	1,642,400	0.65	1.02	925,733	0.66	1.04

The following table provides details of options outstanding at December 31, 2004:

Weighted Average exercise price in USD $	Weighted Average exercise price in CDN $	Number outstanding at December 31, 2004	Number exercisable at December 31, 2004	Weighted average life remaining years

0.57	0.90	102,400	102,400	3.0
0.67	0.99	1,950,000	1,500,000	2.2
0.80	1.05	60,000	40,000	4.3
		2,112,400	1,642,400	2.6

12. SHARE CAPITAL (cont’d)

The following table provides details of options outstanding at December 31, 2003:

Weighted Average exercise price in USD $	Weighted Average exercise price in CDN $	Number outstanding at December 31, 2003	Number exercisable at December 31, 2003	Weighted average life remaining years

0.57	0.90	102,400	102,400	4.0
0.67	1.05	1,700,000	823,333	2.8
		1,802,400	925,733	3.5

[d]

Warrants

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2003	Issued	Balance, December 31, 2004

$0.64 (CAD$0.85)	January 8, 2006	—	200,000	200,000
$0.74 (CAD$1.00)	April 21, 2006	—	475,850	475,850
		—	675,850	675,850

13. STOCK-BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2004 $	2003 $

Risk-free interest rate	3.55%	3.39%
Dividend yield	0%	0%
Expected volatility	55%	49%
Expected life	2.5 years	3.1 years

For the year ended December 31, 2004, the Company incurred non-cash stock-based compensation expense of $124,856 [2003 - $152,497] related to stock options granted to employees and consultants.

The weighted average fair value of an option granted during the year ended December 31, 2004 was $0.16 [2003 - $0.07].

Stock options granted during fiscal 2002 were insignificant, accordingly, pro-forma information has not been included.

14. TAXATION

The Company is subject to Canadian federal and provincial income taxes at an approximate rate of 35.62%. The Company's Chinese and US subsidiaries are subject to Chinese and US taxes ranging from 33% to 40%.

The reconciliation of the provision (recovery) for income taxes at the Canadian statutory rate compared to the Company's income tax expense as reported is as follows:

Tax expense (recovery) at Canadian statutory rates

	2004 $’000	2003 $’000

Combined Canadian federal and provincial income taxes at expected rate	165	42
Lower effective income tax of foreign subsidiaries	(80)	(50)
Change in valuation allowance	371	142
Change in foreign exchange rates	(108)	(204)
Non deductible expenses	247	57
Expiration of loss carry forwards	468	30
Losses not recognized for accounting purposes	(430)	-
Income not recognized for accounting purposes	32	-
Other	11	-
	676	17

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2004 $’000	2003 $’000	2002 $’000

Net operating loss carried forward	1,335	1,463	1,354
Net capital losses carried forward	483	-	-
Other	16	-	-
Total future tax assets	1,834	1,463	1,354
Valuation allowance	(1,834)	(1,463)	(1,354)
Future income taxes	-	-	-

The Company has recognized a valuation allowance for the future tax assets for which it is more likely than not that realization will not occur.

As at December 31, 2004, the Company has non-capital loss carry forwards for Canadian purposes aggregating approximately $3,748,000 available to reduce taxable income otherwise calculated in future years. These losses expire as follows:

$’000

2005	497
2006	747
2007	1,123
2008	647
2009	99
2010	607
2011	28
3,748

The Company also has capital losses expiring in 2009 of $1,208,000 available to offset future capital gains in the United States.

14. TAXATION (cont’d)

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.

Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

15. FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company’s major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

Two customers represent in excess of 10% of trade accounts receivable at December 31, 2004. Two customers represent in excess of 10% of total revenue at December 31, 2004.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the following changes in issued share capital occurred:

[a]

On January 17, 2005, the Company completed a private placement for proceeds of $482,042. The private placement resulted in the issue of 1,048,655 common shares exercisable at $0.46 per common share and 524,327 warrants.

[b]

On February 15, 2005, the Company granted options to acquire 150,000 common shares to a consultant. These options are exercisable up to February 15, 2007 and vest over a period of 18 months, with one-quarter vesting on February 15, 2005, one-quarter after 6 months, one-quarter after 12 months and the balance after 18 months. The first 50,000 options are exercisable at $0.48 per common share. The second 50,000 options are exercisable at $0.72 per common share and the balance is exercisable at $0.96 per common share.

[c]

On February 15, 2005, the Company granted options to acquire 20,000 common shares to a director. The options are exercisable up to February 15, 2010 at $0.48 per common share and vest immediately.

[d]

On February 15, 2005, the Company granted options to acquire 100,000 common shares to a director. These options are exercisable up to February 15, 2010 at $0.60 per common share and vest over 18 months, with one third vesting after 6 months, one third vesting after 12 months and the balance after 18 months.

[e]

On February 15, 2005, the Company granted options to acquire 100,000 common shares to a consultant. These options are exercisable up to February 21, 2010 at $0.60 per common share and vest over a period of 18 months, with one-quarter vesting immediately, one-quarter after 6 months, one-quarter 12 months and the balance after 18 months.

[f]

On February 21, 2005, the Company granted options to acquire 70,000 common shares to a consultant. These options are exercisable up to February 21, 2007 and will vest over a period of 18 months, with one-quarter vesting immediately, one-quarter after 6 months, one-quarter after 12 months and the balance after 18 months. The first 23,333 common shares are exercisable at $0.48 per common share. The second 23,333 common shares are exercisable at $0.72 per commons share and the balance is exercisable at $0.96 per common share.

17. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company’s head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

Segmented information by geographic areas is as follows for the year ended December 31, 2004:

	China	Canada	Total
	$	$	$

Revenue	6,541,351	—	6,541,351
Interest revenue	16,961	—	16,961
Gross profit	1,990,160	—	1,990,160
Interest expense	(103)	(46,389)	(46,492)
Income tax expense	(675,879)	—	(675,879)
Non-controlling interest	(98,000)	—	(98,000)
Income (loss) for the year	342,048	(903,869)	(561,821)
Amortization	(71,323)	(870)	(72,193)

Assets employed

Goodwill	3,609,053	—	3,609,053
Capital assets	427,589	1,578	429,167
Total assets	8,166,543	589,342	8,755,885

17. SEGMENTED INFORMATION (cont’d)

Segmented information by geographic areas is as follows for the year ended December 31, 2003:

	China	Canada	Total
	$	$	$

Revenues	5,936,434	—	5,936,434
Interest revenue	2,540	—	2,540
Gross profit	1,893,047	—	1,893,047
Interest expense	6,868	1,778	8,646
Income tax expense	17,395	—	17,395
Non-controlling interest	180,502	71,661	252,163
Income (loss) for the year	716,613	(867,542)	(150,929)
Amortization	82,970	6,500	89,470

Assets employed

Goodwill	3,224,744	—	3,224,744
Capital assets	162,089	344	162,433
Total assets	5,721,681	38,820	5,760,501

18. DIFFERENCES TO US GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material differences from accounting principles generally accepted in the United States (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission. The only material difference between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission that would have an effect on the Company’s financial statements is summarized below.

Reconciliation of consolidated statements of operations and deficit.

	2004 $	2003 $

Loss for the year (Canadian GAAP)	(561,821)	(150,929)
Recognition of investments in book and ESL projects as operating expenses [i]	(91,779)	(149,030)
Loss for the year (US GAAP)	(653,600)	(299,959)

Loss per share (Canadian and US GAAP)	(0.02)	(0.01)

Reconciliation of the balance sheet

	2004		2003
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $

Assets
Investments in book and ESL projects [i]	240,809	-	149,030	-
Shareholders’ equity
Deficit	(17,299,404)	(17,540,213)	(16,737,583)	(16,866,613)

 [i] Deferred development costs

Under Canadian GAAP certain development costs relating to investments in book and ESL projects can be deferred and amortized over the expected period of benefit. Under US GAAP these costs are charged to earnings as incurred.

[ii]

Total comprehensive income

US GAAP requires that a statement of total comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in the statement of shareholders’ equity. Total comprehensive income, which incorporates the net loss, includes all changes in shareholders equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose total comprehensive income under Canadian GAAP. The Company’s only other comprehensive income elements relates to the cumulative translation adjustment balance. Under US GAAP total comprehensive income would be reported as follows:

	2004	2003	2002

Net loss for the year as reported
Comprehensive income	(561,821)	(150,929)	(779,764)
Other comprehensive income:
Cumulative translation adjustment	35,213	-	-
Other comprehensive income:	35,213	-	-
Total comprehensive income	526,608	(150,929)	(779,764)

[iii] Income tax

Under Canadian GAAP, future income tax assets are calculated based upon enacted or substantially enacted rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2004 and 2003.

Recent accounting pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standard 123R “Share-Based Payment”, a revision of FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share based payment transactions. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company is required to adopt FAS 123R in the third quarter of 2005. However, since the Company has been expensing in income in 2003 and 2004 the fair value of stock options granted, the Company does not expect a significant impact on the consolidated statement of loss, the financial condition or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

Auditors' Report

TO THE SHAREHOLDERS OF

China Ventures Inc.

We have audited the consolidated balance sheets of China Ventures Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“MacKay LLP”

Vancouver, Canada

Chartered Accountants

April 5, 2004, except for note 19

  dated June 10, 2004

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2003 and would not have affected operations for the year December 31, 2002 as summarized in note 18 to the consolidated financial statements.

“MacKay LLP”

Vancouver, Canada

Chartered Accountants

April 5, 2004, except for note 18

dated June 10, 2004

ITEM 18.  FINANCIAL STATEMENTS

Not Applicable

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1(1)	Certificate of change of name for the Company issued July 26, 2000 by the British Columbia Registrar of Companies.
1.2(1)	Special resolution of Copper Mountain Mines Ltd. passed July 20, 2000 changing its name to “China Ventures Inc.”
1.3(1)	Memorandum of the Company (altered by special resolution passed July 20, 2000)
1.4(1)	Order of the Supreme Court of British Columbia dated July 24, 2000 regarding the plan of arrangement and a copy of the plan
1.5(1)	Amendment to the plan of arrangement
1.6(1)	Certificate of amalgamation for Copper Mountain Mines Ltd. issued March 31, 2000 by the British Columbia Registrar of Companies
1.7(1)	Arrangement agreement between International Skyline Gold Corporation, 588056 BC Ltd. and Copper Mountain Mines, Ltd. dated February 24, 2000
1.8(1)	Articles of Copper Mountain Mines Ltd. (now articles of China Education Resources Inc.)
1.9(1)	Articles of Amendment effecting name change to China Education Resources Inc. and 5-for-1 common share consolidation
4.1(1)	Indemnity to William H.C. Chang dated September 25, 2000. Indemnity to Chengfeng Zhou dated April 17, 2000 and indemnity to Ronald C. Shon dated April 17, 2000
4.2(1)	Incentive stock option plan of Copper Mountain Mines Ltd. dated March 31, 2000
4.3(1)	Incentive stock option plan dated August 17, 2000
4.4(1)	Amended incentive stock option plan dated February 21, 2003
4.5(1)	Share Purchase Agreement dated July 20, 2000 among CEN China Education Network Ltd. and China Ventures Inc. (now China Education Resources Inc.) (TO BE FILED BY AMENDMENT)
4.6(1)	Assumption, Amending and Confirmation Agreement between Copper Mountain Mines Ltd. and CEN China Education Network Ltd.
4.7(1)	Share Purchase Agreement dated June 9, 2002 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.
4.9(1)

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

4.10(1)	Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004
4.12(1)	Agreement between Today’s Teacher Technology and Culture Ltd. and Equipment Division, Department of Education (Sichuan) dated January 9, 2003
4.13(1)	Entrustment Letter between Today’s Teacher Technology and Culture Ltd., as trustee, and The Project Team of the Key Research Project dated April 2, 2003
4.14(1)	Cooperation Agreement between Anhui Guoxun Education, Science and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003
4.15(1)	Cooperation Agreement between Zhongshang Xinhua Books Networks Co., Ltd. and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated November 4, 2003
4.16(1)	Print Rights Agreement between InternetESL.com and China Ventures (now China Education Resources Inc.) dated January 23, 2003
4.17(1)	Agreement between Today’s Teacher Technology and Shanghai Teachers Training Centre dated March 13, 2003
4.18(1)	Agreement between Zhongshang Xinhua Books Networks Co. and Today’s Teacher Technology
4.19(1)	Promissory Note for $500,000 payable to Wild Coyote Securities
4.20(1)

Share Purchase Agreement dated December 16, 2004 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Ansheng Zeng, , Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying..

4.21(1)	Agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9, 2005
4.22(1)	Co-operation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) on the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005
21.1(1)	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.1	Consent of MacKay LLP

(1)

Previous filed on Form 20-F on August 18, 2005, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA EDUCATION RESOURCES INC.

Per:

/s/  Ronald Shon

Its:  President and Acting Principal Financial Officer

DATED:  March 7, 2006